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Exhibit 1

Third Quarter Report
 2007

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2007 THIRD QUARTER RESULTS

November 9, 2007, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2007. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)
	2007	2006	2007	2006
Revenues	$47,316	$47,874	$138,156	$138,191
Net income	$27,413	$23,868	$72,576	$75,207
Funds from operations ("FFO")(2)	$37,292	$34,962	$102,777	$104,224
Diluted FFO per share(2)	$0.77	$0.72	$2.12	$2.16

	MID CONSOLIDATED(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)
	2007	2006	2007	2006
Revenues
Real Estate Business	$47,316	$47,874	$138,156	$138,191
Magna Entertainment Corp. ("MEC")(3)	115,201	114,933	603,078	578,048
Eliminations	(5,392)	(8,292)	(15,336)	(22,216)

	$157,125	$154,515	$725,898	$694,023

Net income (loss)
Real Estate Business	$27,413	$23,868	$72,576	$75,207
MEC — continuing operations	(29,203)	(28,158)	8,064	(41,479)
Eliminations	(1,028)	(748)	(52,620)	(1,103)

Income (loss) from continuing operations	(2,818)	(5,038)	28,020	32,625
MEC — discontinued operations(4)	—	(1,772)	—	(1,271)

	$(2,818)	$(6,810)	$28,020	$31,354

Diluted earnings (loss) per share from continuing operations	$(0.06)	$(0.11)	$0.58	$0.67
Diluted earnings (loss) per share	$(0.06)	$(0.14)	$0.58	$0.65

(1)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
MEC's discontinued operations for the three months ended September 30, 2006 include the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006. In addition, MEC's discontinued operations for the nine months ended September 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006,

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REAL ESTATE BUSINESS OPERATING HIGHLIGHTS

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the third quarter of 2007 we brought on-stream two expansion projects, representing an aggregate of 28 thousand square feet of leaseable area, at a cost of $10.8 million. In addition, we started one minor expansion project in Austria.

At September 30, 2007, the Real Estate Business had two properties under development for Magna: one in Canada and one Austria. These developments are expansions to existing facilities and will add an aggregate of 39 thousand square feet of leaseable area to the Real Estate Business' income-producing portfolio. The total anticipated cost of these projects is approximately $5.7 million, of which $5.2 million had been incurred at September 30, 2007.

"Once again, there is very little to report in terms of new projects with our main customer, Magna International," said John Simonetti, Chief Executive Officer. "The level of business we have historically received, and become accustomed to, has dropped off significantly. We continue to monitor this situation to see if this will translate into a more permanent reduction in the quantum of business we will receive from Magna."

At September 30, 2007, the Real Estate Business had 27.2 million square feet of leaseable area, with annualized lease payments of $173.1 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

MAGNA ENTERTAINMENT CORP. DEBT ELIMINATION PLAN AND FINANCING

On September 13, 2007, MID announced that one of its wholly-owned subsidiaries (the "MID Lender") had agreed to provide a short-term bridge loan (the "MEC Bridge Loan") of up to $80.0 million to MEC. The MEC Bridge Loan, together with a private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company's Chairman and the Chairman and Interim Chief Executive Officer of MEC, (the "FEL Equity Investment") is intended to provide immediate funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the "MEC Debt Elimination Plan"). MID also announced amendments to its project financing facilities with MEC (the "MEC Project Financing Facilities") including, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under the MEC Project Financing Facilities prior to that date. Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management is assisting MEC in implementing the MEC Debt Elimination Plan.

The MEC Debt Elimination Plan is designed to generate aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. These proceeds are to be used to fund MEC's operations and eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities, by December 31, 2008.

"Ultimately, given the amount of debt we have owing to us from MEC and the value of our MEC equity investment, we have a lot at stake and, therefore, a very strong interest in MEC successfully achieving its debt elimination plan," said John Simonetti. "Providing the MEC Bridge Loan was intended to give MEC time to proceed with its planned asset sales in a prudent and orderly manner, with the beneficiaries being all MEC shareholders, including MID."

The closing of the FEL Equity Investment occurred on October 29, 2007, with FEL purchasing 8,888,888 shares of MEC Class A Stock at a price per share of $2.25. As a result of the FEL Equity Investment, MID's voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively.

The MEC Bridge Loan has a maturity date of May 31, 2008 and bears interest at a fixed rate per annum equal to the London Interbank Offered Rate plus 10.0%. In the event MEC does not reach certain specified

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milestones in connection with the MEC Debt Elimination Plan, the interest rate will be increased by 1.0% on December 31, 2007 and/or February 29, 2008. The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and will receive an additional arrangement fee on February 29, 2008 of 1% of the then current commitment. The MID Lender will also receive an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan are paid by MEC. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Debt Elimination Plan and the security package for the MEC Bridge Loan. To date, $26.0 million has been advanced under the MEC Bridge Loan.

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three Months Ended September 30, 2007

For the three months ended September 30, 2007, revenues were $47.3 million, a decrease of 1% from revenues of $47.9 million for the three months ended September 30, 2006. The lower revenues are due to a $2.9 million reduction of interest and other income earned from the financing arrangements with MEC, partially offset by a $2.3 million increase in rental revenues. The reduction of interest and other income from MEC is due primarily to MEC fully repaying its previous bridge loan from the Company (the "2005 MEC Bridge Loan") in November 2006. The higher rental revenues are primarily due to foreign exchange, which had a $2.2 million positive impact as the U.S. dollar continued to weaken against most foreign currencies. Magna projects coming on-stream and contractual rent increases also increased revenues by $0.4 million and $0.3 million, respectively. These positive contributions to rental revenues were partially offset by the impact of disposals and vacancies of income-producing properties resulting primarily from activities related to Magna's plant rationalization strategy.

FFO in the three months ended September 30, 2007 was $37.3 million compared to $35.0 million in the prior year period, representing an increase of 7%. The increase in FFO is due to a $2.5 million decrease in general and administrative expenses and a $1.1 million reduction in net interest expense, partially offset by a $0.6 million reduction in revenues and a $0.7 million increase in current income tax expense.

General and administrative expenses in the third quarter of 2007 decreased by $2.5 million to $4.4 million from $6.9 million in the third quarter of 2006. General and administrative expenses for the prior year period include $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. Excluding this item, general and administrative expenses were $4.5 million in the prior year period.

Net interest expense was $1.9 million in the three months ended September 30, 2007 ($3.9 million of interest expense less $2.0 million of interest income) compared to $2.9 million for the three months ended September 30, 2006 ($3.6 million of interest expense less $0.7 million of interest income). The $1.3 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan.

In the three months ended September 30, 2007, the Real Estate Business' income tax expense was $3.3 million, representing an effective tax rate of 10.9%. This amount includes (i) a $1.6 million future tax recovery from the reduction in the future tax rates in Germany, Canada and the United Kingdom, and (ii) a $1.1 million current tax recovery due to a favourable tax reassessment in relation to land sold in a prior year. Excluding these items, the Real Estate Business' income tax expense for the third quarter of 2007 was $6.0 million, representing an effective tax rate of 19.5% compared to 15.8% for the third quarter of 2006. This 3.7% increase in the effective tax rate is primarily due to changes in the overall mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income increased 15% to $27.4 million compared to $23.9 million for the prior year period. Positive contributions of $4.7 million resulted from a $2.5 million decrease in general and administrative expenses, a $1.1 million reduction in net interest expense and a $1.1 million reduction in income tax expense. These amounts were partially offset by a $0.6 million reduction in revenues, a $0.5 million increase in depreciation and amortization and a $0.1 million decrease in gains from the disposal of real estate.

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Nine Months Ended September 30, 2007

For the nine months ended September 30, 2007 and 2006, overall revenues remained constant at $138.2 million. Rental revenues increased by $6.8 million but were offset by an equivalent reduction of interest and other income from MEC. The higher rental revenues include $2.1 million from completed Magna projects coming on-stream, $1.1 million from contractual rent increases and a $4.9 million positive impact from foreign exchange. The impact of Magna plant rationalizations and other items had a $1.3 million negative impact on rental revenues. The reduction of interest and other income from MEC is due primarily to MEC repaying the 2005 MEC Bridge Loan in November 2006.

FFO in the nine months ended September 30, 2007 of $102.8 million represents a 1% decrease from the prior year period's FFO of $104.2 million. The $1.4 million decrease in FFO is due primarily to a $2.9 million increase in general and administrative expenses and a $1.4 million increase in current income tax expense, partially offset by a $2.9 million reduction in net interest expense.

General and administrative expenses increased by $2.9 million from $15.1 million in the prior year period to $18.0 million for the nine months ended September 30, 2007. General and administrative expenses for the first nine months of 2006 include (i) $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. and certain of its affiliates (see "GREENLIGHT CAPITAL LITIGATION" for further details), which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. General and administrative expenses for the first nine months of 2007 include (i) $2.1 million of advisory and other costs in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (ii) $2.0 million of costs associated with the Company's contribution of lands to a not-for-profit organization established by Magna to assist Hurricane Katrina redevelopment efforts, and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Capital Litigation. Excluding these items, general and administrative expenses increased marginally from $13.4 million in the prior year period to $13.6 million.

Net interest expense was $5.4 million in the nine months ended September 30, 2007 ($11.1 million of interest expense less $5.7 million of interest income) compared to $8.3 million for the nine months ended September 30, 2006 ($10.7 million of interest expense less $2.4 million of interest income). The $3.3 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan. The $0.4 million increase in interest expense is due primarily to foreign exchange as the Company's senior unsecured debentures are denominated in Canadian dollars.

In the nine months ended September 30, 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties, compared to a $0.2 million gain on the sale of two income-producing properties in the prior year period.

During the nine months ended September 30, 2007, the Real Estate Business recognized $0.7 million of net currency translation gains compared to currency translation gains of $1.9 million in the nine months ended September 30, 2006. These gains, which were previously included in the "accumulated comprehensive income" component of equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations. These gains have been excluded from the determination of the Real Estate Business' FFO.

In the nine months ended September 30, 2007, the Real Estate Business' income tax expense was $13.7 million, representing an effective tax rate of 15.9% compared to an effective tax rate of 14.5% in the prior year period. The income tax expense for the nine months ended September 30, 2007 includes (i) a $1.6 million future tax recovery from the reduction in future tax rates, (ii) a $1.1 million current tax recovery due primarily to the favourable tax reassessment, and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate. The income tax expense for the nine months ended September 30, 2006 includes (i) a $2.1 million future tax recovery from a reduction in the Canadian future tax rate, and (ii) $0.1 million of income tax expense related to the gain on disposal of real estate. Excluding these items and the currency translation gains

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discussed previously, which are not subject to tax, the Real Estate Business' effective tax rate for the nine months ended September 30, 2007 was 18.9% compared to 17.2% for the nine months ended September 30, 2006. This 1.7% increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net income for the nine months ended September 30, 2007 decreased 3% to $72.6 million from $75.2 million in the prior year period. The decrease resulted primarily from a $1.3 million reduction in dilution and other gains and increases of $2.9 million in general and administrative expenses, $1.6 million in depreciation and amortization and $1.0 million in income tax expense, partially offset by a $2.9 million reduction in net interest expense and a $1.3 million increase in the gain on disposal of real estate.

MAGNA ENTERTAINMENT CORP. FINANCIAL RESULTS

At September 30, 2007, the market value of MID's shareholding in MEC was $142.6 million, based on the Nasdaq closing price of $2.27 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on the last trading day prior to that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's results have been restated to distinguish between results from continuing operations and results from discontinued operations. MEC's discontinued operations for the three months ended September 30, 2006 include the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006. In addition, MEC's discontinued operations for the nine months ended September 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006.

MEC's revenues from continuing operations for the three months ended September 30, 2007 increased marginally to $115.2 million from $114.9 million in the prior year period. MEC's revenues from continuing operations for the nine months ended September 30, 2007 increased 4% to $603.1 million from $578.0 million in the prior year period. The increase in revenues in the third quarter of 2007 is due to $2.0 million of higher revenue from sales of housing units at MEC's European residential development, partially offset by a $1.7 million decrease in MEC's racing and gaming revenues. The decrease in racing and gaming revenues is due primarily to 29 fewer live race days at Golden Gate Fields in the third quarter of 2007 due to a change in the racing calendar, partially offset by the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007. The increase in revenues in the nine months ended September 30, 2007 is primarily due to the same factors noted above for the third quarter of 2007, except that revenues were also positively impacted by increased revenues from MEC's acquisition in July 2006 of the remaining 70% equity interest of AmTote International, Inc. (the "AmTote Acquisition") and were negatively impacted by fewer live race days, lower handle and attendance at Thistledown and fewer live race days at The Meadows.

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations excluding real estate disposal gains, dilution and other gains and the minority interest impact ("EBITDA") for the three months ended September 30, 2007 was a loss of $26.1 million compared to a loss of $20.9 million in the prior year. EBITDA for the nine months ended September 30, 2007 was $1.6 million compared to $6.0 million in the prior year period. The decrease in EBITDA for the third quarter of 2007 is due primarily to increases of $5.8 million in operating costs and $1.9 million in general and administrative expenses and a $1.4 million non-cash write-down of assets held for sale in relation to the MEC Debt Elimination Plan, partially offset by a $3.7 million reduction in purses, awards and other expenses. The increase in operating costs is primarily due to increased operating costs at Gulfstream Park for the new casino facility, partially offset by a decrease in costs to pursue alternative gaming opportunities. General and administrative expenses increased primarily due to $3.8 million of severance costs paid to the former owners of the Maryland Jockey Club, partially offset by cost reduction initiatives. The decrease in purses, awards and other expenses is primarily due to reductions in live race days at Golden Gate Fields, The Meadows and Thistledown, partially offset by increased wagering at Lone Star Park due to five additional race days, and increased expenses due to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in

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March 2007. The decrease in EBITDA for the first nine months of 2007 is due primarily to increases of $23.2 million in operating costs related to the Gulfstream Park casino facility, $4.5 million in general and administrative expenses largely attributable to MEC's Technology operations resulting from the AmTote Acquisition and the $1.4 million write-down of assets held for sale, partially offset by the $25.0 million increase in revenues.

MEC recorded a net loss of $29.2 million for the three months ended September 30, 2007 compared to a net loss of $29.9 million in the three months ended September 30, 2006. For the nine months ended September 30, 2007, MEC recorded net income of $8.1 compared to a net loss of $42.7 million in the prior year period. Excluding the $1.8 million loss from discontinued operations in the three months ended September 30, 2006, the $1.0 increase in MEC's net loss in the third quarter of 2007 is due primarily to the $5.1 million reduction in EBITDA discussed above, partially offset by a $3.4 million reduction in net interest expense and a $0.9 million increase in the minority interest recovery. The reduction in interest expense is due to the repayment of the 2005 MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under MEC's $40.0 million senior secured revolving credit facility with a Canadian financial institution and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Project Financing Facilities and the MEC Bridge Loan and $0.5 million less of capitalized interest. Excluding the $1.3 million loss from discontinued operations in the nine months ended September 30, 2007, the $49.5 million improvement in MEC's net income in the first nine months of 2007 is primarily due to a $7.4 million reduction in interest expense for the reasons noted for the third quarter of 2007 and $45.9 million of increased gains on the sale of real estate, partially offset by the $4.4 million reduction in EBITDA discussed above. The increase in the gains on disposal of real estate is driven by $48.8 million of gains (which are eliminated from MID's consolidated results) recognized in the first nine months of 2007 related to the sale of MEC's interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million.

NORMAL COURSE ISSUER BID

Pursuant to the terms of two successive normal course issuer bid programs, the Company has purchased to date, through the facilities of the Toronto Stock Exchange ("TSX") and the New York Stock Exchange, 826,100 Class A Subordinate Voting Shares for cancellation for cash consideration of approximately $26.8 million (Cdn. $32.91 per share on a weighted average basis). The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. Pursuant to the terms of the Company's current normal course issuer bid program, for which TSX approval was received on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float (as such term is defined by the TSX). Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2007. The dividend is payable on or about December 15, 2007 to shareholders of record at the close of business on November 30, 2007.

MID has designated the entire amount of all past and future taxable dividends paid in 2006 and 2007 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time unless indicated otherwise. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

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GREENLIGHT CAPITAL LITIGATION

On August 2, 2005, Greenlight Capital filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007 and the Company expects the appeal hearing to take place in late January 2008. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

CONFERENCE CALL

A conference call will be held for interested analysts and shareholders to discuss the third quarter's results on November 9, 2007 at 10:30 am EST. The number to use for this call is 1-866-250-4665. The number for overseas callers is 416-915-5761. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com. The conference call will be chaired by John D. Simonetti, Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-877-289-8525 and Overseas — 416-640-1917 (reservation number is 21251122 followed by the number sign) and the rebroadcast will be available until November 16, 2007.

ABOUT MID

MID is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna and its subsidiaries in North America and Europe. MID also holds a controlling investment in MEC, North America's number one owner and operator of horse racetracks, based on revenue, and among the world's leading suppliers, via simulcasting, of live horse racing content to the growing intertrack, off-track and account wagering markets.

For further information, please contact Richard Smith, Executive Vice-President and Chief Financial Officer, at 905-726-7507. For teleconferencing questions, please contact Angie Palmer at 905-726-7508.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net income	$27,413	$23,868	$72,576	$75,207
Add back (deduct):
Depreciation and amortization	10,434	9,914	30,581	29,025
Future income tax expense (recovery)	(494)	1,269	1,361	2,008
Gain on disposal of real estate, net of income tax	(61)	(89)	(1,089)	(95)
Dilution and other gains	—	—	(652)	(1,921)

Funds from operations	$37,292	$34,962	$102,777	$104,224

Basic and diluted funds from operations per share	$0.77	$0.72	$2.12	$2.16

Average number of shares outstanding (thousands)
Basic	48,324	48,295	48,348	48,292
Diluted	48,332	48,340	48,369	48,343

FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2006. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. In addition, the MEC Bridge Loan is expected to be repaid through the sale of MEC assets as part of the MEC Debt Elimination Plan. If MEC is unable to sell assets in a timely manner or for the prices contemplated by the MEC Debt Elimination Plan, MEC may be unable to repay the MEC Bridge Loan by May 31, 2008 or at all, which could have a material adverse effect on MID's financial condition. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position For the three and nine months ended September 30, 2007

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine months ended September 30, 2007. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and the audited consolidated financial statements for the year ended December 31, 2006, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at November 8, 2007. Additional information relating to MID, including the Annual Information Form dated March 30, 2007, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

Certain MEC racetrack properties include under-utilized lands adjacent to some of the racing operations and are located in premier urban real estate markets in the United States. MEC also owns other real estate assets not used in its core racing business. MEC plans to sell or develop certain of these under-utilized lands and non-core real estate assets. In addition, MEC plans to redevelop certain of the properties used in its racing operations. Three of MEC's racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines and MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming. MID's relationship with MEC provides the Real Estate Business with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential developments. During the nine months ended September 30, 2007, MID acquired approximately $89.1 million of development properties from MEC (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details).

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

At September 30, 2007, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 58% equity stake (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — FEL Equity Investment in MEC" for details on the subsequent reduction of these figures), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 42% of the Company's consolidated total assets as at September 30, 2007, and 83% of the Company's consolidated revenues for the nine months ended September 30, 2007. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2007 — Annualized Lease Payments" for further details). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three and nine months ended September 30, 2007 and 2006, as well as the exchange rates as at September 30, 2007, June 30, 2007 and December 31, 2006, between the most common currencies in which the Company conducts business (the euro and the Canadian dollar) and MID's U.S. dollar reporting currency.

	Average Exchange Rates for the Three Months Ended September 30,			Average Exchange Rates for the Nine Months Ended September 30,
	2007	2006	Change	2007	2006	Change
1 Canadian dollar equals U.S. dollars	0.96	0.89	7%	0.91	0.88	3%
1 euro equals U.S. dollars	1.37	1.27	8%	1.34	1.25	8%

	Exchange Rates as at
	September 30, 2007	June 30, 2007	December 31, 2006	Change from June 30, 2007	Change from December 31, 2006
1 Canadian dollar equals U.S. dollars	1.00	0.94	0.86	7%	17%
1 euro equals U.S. dollars	1.42	1.35	1.32	5%	8%

The results of all Canadian and most European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding tables. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Debt Elimination Plan and Financing

On September 13, 2007, MID announced that one of its wholly-owned subsidiaries (the "MID Lender") had agreed to provide a short-term bridge loan (the "MEC Bridge Loan") of up to $80.0 million to MEC. The MEC Bridge Loan, together with a private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Interim Chief Executive Officer of MEC), is intended to provide immediate funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the "MEC Debt Elimination Plan"). MID also agreed to amend the MEC Project Financing Facilities (as defined under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date.

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MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which is designed to eliminate MEC's net debt by December 31, 2008 through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. The MEC Debt Elimination Plan is intended to generate aggregate proceeds of approximately $600 to $700 million. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities.

The real estate properties MEC has announced it intends to sell include those situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™. Each of the Dixon, Ocala and Porter properties has been listed for sale with a real estate broker. MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at its Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City) and Caruso Affiliated ("Caruso"), respectively (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). MID is considering the acquisition of certain of these real estate assets, including the lands adjacent to Gulfstream Park and the joint venture membership interests. Management expects that the lands adjacent to Gulfstream Park and the joint venture membership interests could have an aggregate value of close to $200 million. Potential purchases of any of these assets would be subject to review by MID's Special Committee of independent directors and the approval of MID's Board of Directors.

The racetracks that MEC has announced it intends to sell include: Great Lakes Downs in Michigan, which was listed for sale in October 2007; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. In addition, MEC confirmed that it will cease horseracing for its own account at the Magna Racino™ in Austria after the close of the 2007 meet and that it is exploring a contractual arrangement for a third party to utilize the racing facilities.

As part of the MEC Debt Elimination Plan, MEC also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: the possible sale of Remington Park, a horseracing and gaming facility located in Oklahoma City; partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

MEC has engaged a U.S. investment bank recognized as an experienced advisor to the gaming industry to assist in soliciting potential purchasers and managing the sale process for certain of the assets described above as well as evaluating partnership, joint venture and/or strategic investment opportunities contemplated by the MEC Debt Elimination Plan.

Of the initiatives noted above related to asset disposals, the real estate properties in Dixon, California, Ocala, Florida and Porter, New York have been classified as MEC's "assets held for sale" in the third quarter of 2007 with retroactive restatement as at December 31, 2006, since only these properties met the applicable classification criteria under GAAP at September 30, 2007.

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Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook will assist with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson will be responsible for carrying out Greenbrook's obligations under the consulting agreement, which expires on December 12, 2008 (subject to early termination).

Pursuant to a consulting agreement between MID and MEC (the "Consulting Agreement"), which requires MEC to reimburse MID for its expenses, MID management is assisting MEC in implementing the MEC Debt Elimination Plan.

FEL Equity Investment in MEC

The MEC Debt Elimination Plan includes a private placement of MEC Class A Stock to FEL in an amount of $20.0 million (the "FEL Equity Investment"). The closing of the FEL Equity Investment occurred on October 29, 2007, with FEL purchasing 8,888,888 shares of MEC Class A Stock at a price per share of $2.25. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days commencing on September 13, 2007 (the date of announcement of the FEL Equity Investment); and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days immediately preceding September 13, 2007. The shares of MEC Class A Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the United States Securities Act of 1933, as amended. The proceeds of the FEL Equity Investment will be used by MEC to fund its operations. As a result of the FEL Equity Investment, MID's voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively.

MEC Bridge Loan

The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City and Caruso.

The MEC Bridge Loan has a maturity date of May 31, 2008 and bears interest at a fixed rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 10.0%. In the event MEC does not reach certain specified milestones in connection with the MEC Debt Elimination Plan, the then applicable interest rate on outstanding and subsequent advances under the MEC Bridge Loan increases by: (i) 1.0% from and after December 31, 2007 if MEC has not completed asset sales, entered into sales contracts approved by the MID Lender in respect of asset sales ("Approved Sales Contracts") or raised equity (excluding the FEL Equity Investment), yielding aggregate net proceeds of not less than $50.0 million that are payable to the MEC Bridge Loan; and (ii) 1.0% from and after February 29, 2008 if MEC has not entered into Approved Sales Contracts yielding aggregate net proceeds sufficient to repay the then current commitment in full.

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and will receive an additional arrangement fee on February 29, 2008 of 1% of the then current commitment. The MID Lender will also receive an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan are paid by MEC. The

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interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Debt Elimination Plan and the security package for the MEC Bridge Loan.

As required under the funding conditions of the MEC Bridge Loan, MEC negotiated an extension of the term of its $40.0 million senior secured revolving bank credit facility with a Canadian financial institution (the "MEC Credit Facility" — see "LIQUIDITY AND CAPITAL RESOURCES — MEC") to January 31, 2008. Pursuant to the terms of the MEC Bridge Loan, advances after January 15, 2008 are subject to the MID Lender being satisfied that the MEC Credit Facility will be further extended to at least April 30, 2008 or that a satisfactory refinancing of that facility has been arranged. In addition, the first advance that would result in the then outstanding loan amount under the MEC Bridge Loan exceeding $40.0 million is subject to the MID Lender being satisfied that MEC is in compliance with, can reasonably be expected to be able to implement, and is using all commercially reasonable efforts to implement, the MEC Debt Elimination Plan.

The MEC Bridge Loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid cannot be re-borrowed. At September 30, 2007, $11.6 million was due under the MEC Bridge Loan and, subsequent to September 30, 2007, a further $14.5 million was advanced under the MEC Bridge Loan.

The provision of the MEC Bridge Loan, the amendments to the MEC Project Financing Facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") and the entering into of the Consulting Agreement (collectively, the "Bridge Financing"), were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendation of the Special Committee and its own review and consideration of the Bridge Financing, the MID Board of Directors unanimously approved the transactions (excluding Mr. Stronach, who did not vote because he is also a director and the Interim Chief Executive Officer of MEC).

REAL ESTATE BUSINESS

Overview

At September 30, 2007, the Real Estate Business of MID comprises a global portfolio of 105 income-producing industrial and commercial properties located in 9 countries: Canada, Austria, the U.S., Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland. The Company owns properties representing 27.2 million square feet of leaseable area with a net book value of approximately $1.3 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its automotive operating units ("Magna") are the tenants in all but seven of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna's product capabilities include metal body and structural systems, exterior systems, interior systems, seating systems, roof systems, closure systems, vision and engineered glass systems, electronic systems, powertrain systems, and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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Acquisition of MEC Development Properties

During the first quarter of 2007, the Real Estate Business acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario, a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these properties and granted MEC a profit participation right in respect of each property under which MEC is entitled to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return. The Company intends to develop the Aurora and Palm Beach County properties for residential use and the Howard County property for mixed-use, including office, retail and residential.

During the second quarter of 2007, the Real Estate Business acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. This property is being held for future development and MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The term of the lease is three years, subject to early termination by either party on four months written notice.

Magna Plant Rationalization

During fiscal 2005, Magna announced that it would be engaging in a plant rationalization strategy. To date, Magna's rationalization strategy has included 14 facilities (including two identified since August 9, 2007, the date of the Company's MD&A for the second quarter of 2007) under lease from the Company — ten in North America and four in Europe.

In the third quarter of 2006, the Real Estate Business sold two of these properties (one in North America and one in Europe) representing an aggregate of 46 thousand square feet of leaseable area with annualized lease payments of $0.3 million. During the first nine months of 2007, MID sold two additional properties (one in North America and one in Europe) representing 135 thousand square feet of leaseable area with annualized lease payments of approximately $0.9 million. In conjunction with MID selling these four facilities, the leases were terminated by mutual agreement of MID and Magna, although Magna's environmental indemnity continues for a specified period of time. Magna did not pay termination fees associated with these lease terminations, although Magna has paid certain costs associated with the sale of these properties and, in one case, transferred tenant improvements to MID.

In the third quarter of 2007, the Real Estate Business and Magna agreed to the assignment to a third party of the lease on one of the two remaining European properties, representing 33 thousand square feet of leaseable area with annualized lease payments of approximately $0.3 million. Under the terms of the lease assignment, the Company will continue to receive the same rent for the remainder of the existing lease term. In addition, the Company and the third party negotiated a seven-year extension of the lease with the tenant having the right to terminate early after the fourth year of the extension.

Subsequent to September 30, 2007, the Real Estate Business and Magna agreed to the assignment to a third party of the lease on one of the eight remaining North American properties, representing 85 thousand square feet of leaseable area with annualized lease payments of approximately $0.5 million. Under the terms of the lease assignment, the Company will continue to receive the same rent for the remainder of the existing lease term. In addition, the Company and the third party negotiated a five-month extension of the lease, with the tenant then having the right to renew the lease for two subsequent four-year periods.

The Real Estate Business and Magna are also in discussions to terminate the lease on the last remaining European property, representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million. The highest and best use of this property is residential and the Company is in the process of rezoning the property for residential use and seeking approval of its redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company is negotiating a termination of the existing lease with Magna which, at the earliest, expires in 2013. The Company anticipates paying Magna approximately $2.0 million to terminate the lease retroactive to May 31, 2007. The anticipated termination payment has been included in the Real Estate Business' "real estate properties, net" (see "REAL

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ESTATE BUSINESS — Real Estate Assets — Properties Held for Development") and "accounts payable and accrued liabilities" at September 30, 2007 on the Company's unaudited interim consolidated balance sheet.

The remaining seven properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $26.5 million and represent 898 thousand square feet of leaseable area with annualized lease payments of approximately $3.4 million, representing 2.0% of MID's annualized lease payments at September 30, 2007.

Magna continues to be bound by the terms of the lease agreements for these seven properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases under certain circumstances.

The impact of Magna's plant rationalization strategy on MID to date has been relatively minor. However, as a result of this initiative and the challenges facing the automotive industry in general, Magna may continue to rationalize its manufacturing footprint. In addition, the pace of Magna-related construction projects has slowed recently and MID management believes that this trend is likely to continue.

Greenlight Capital Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007 and the Company expects the appeal hearing to take place in late January 2008. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

Highlights

	Three Months Ended September 30,				Nine Months Ended September 30,
(in millions, except per share information)
	2007	2006	Change		2007	2006	Change
Total revenues	$47.3	$47.9	(1%	)	$138.1	$138.2	—
Rental revenues	$41.9	$39.6	6%		$122.8	$116.0	6%
Interest and other income from MEC	$5.4	$8.3	(35%	)	$15.3	$22.2	(31%	)
Net income	$27.4	$23.9	15%		$72.6	$75.2	(3%	)
Funds from operations ("FFO")(1)	$37.3	$35.0	7%		$102.8	$104.2	(1%	)
Diluted FFO per share(1)	$0.77	$0.72	7%		$2.12	$2.16	(2%	)

	As at
(in millions, except number of properties)	September 30, 2007	December 31, 2006	Change
Number of income-producing properties	105	109	(4%	)
Leaseable area (sq. ft.)	27.2	27.5	(1%	)
Annualized lease payments ("ALP")(2)	$173.1	$159.2	9%
Income-producing property, gross book value ("IPP")	$1,631.0	$1,505.1	8%
ALP as percentage of IPP	10.6%	10.6%

(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2007 — Funds From Operations" and "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2007 — Funds From Operations".

(2)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal period (see "GENERAL — Foreign Currencies" for further details).

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Real Estate Business Results of Operations — Three Months Ended September 30, 2007

Rental Revenue

Rental revenue, three months ended September 30, 2006	$39.6
Completed projects on-stream	0.4
Contractual rent increases	0.3
Disposals and vacancies of income-producing properties	(0.5)
Increase in straight-line rent reduction adjustment	(0.1)
Effect of changes in foreign currency exchange rates	2.2

Rental revenue, three months ended September 30, 2007	$41.9

Approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $2.2 million positive impact on reported rental revenues as the U.S. dollar continued to weaken against most foreign currencies. Other positive impacts to rental revenues were provided from completed projects brought on-stream and from contractual rent increases. Completed projects include 28 thousand square feet of leaseable area, brought on-stream during 2007, contributing $0.1 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2007 — Annualized Lease Payments" for further details) and 0.6 million square feet of leaseable area, brought on-stream in 2006, contributing $0.3 million of additional revenue.

Disposals and vacancies, resulting primarily from the activities discussed under the heading "REAL ESTATE BUSINESS — Magna Plant Rationalization", reduced rental revenues in the third quarter of 2007 by $0.5 million compared to the third quarter of 2006.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased from $8.3 million in the three months ended September 30, 2006 to $5.4 million in the three months ended September 30, 2007. The decrease is primarily due to the repayment in November 2006 of the 2005 MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — 2005 MEC Bridge Loan"), which contributed $3.9 million in the third quarter of 2006, partially offset by $1.0 million of additional interest and other income from MEC in the third quarter of 2007 due to the increased level of borrowings under the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses in the third quarter of 2007 decreased by $2.5 million to $4.4 million from $6.9 million in the third quarter of 2006. General and administrative expenses for the third quarter of 2006 include $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. Excluding this item, general and administrative expenses for the third quarter of 2007 were $4.4 million compared to $4.5 million in the prior year period.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $10.4 million in the three months ended September 30, 2007 compared to $9.9 million in the three months ended September 30, 2006, primarily due to the impact of the weakening U.S. dollar.

Interest Expense, Net

Net interest expense was $1.9 million in the three months ended September 30, 2007 ($3.9 million of interest expense less $2.0 million of interest income) compared to $2.9 million for the three months ended September 30, 2006 ($3.6 million of interest expense less $0.7 million of interest income). The $1.3 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan in November 2006.

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Gain on Disposal of Real Estate

In the third quarter of 2007, the Real Estate Business realized a gain of $0.1 million on the disposal of a 2.5 acre parcel of vacant land in Canada. In the third quarter of 2006, the Real Estate Business realized a net gain of $0.2 million on the disposal of one income-producing property in Europe and one in North America (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details).

Income Taxes

In the three months ended September 30, 2007, the Real Estate Business' income tax expense was $3.3 million, representing an effective tax rate of 10.9%. This amount includes (i) a $1.6 million future tax recovery from the reduction in the future tax rates in Germany, Canada and the United Kingdom, and (ii) a $1.1 million current tax recovery due to a favourable tax reassessment received in the third quarter of 2007 in relation to land sold in a prior year. Excluding these items, the Real Estate Business' income tax expense for the third quarter of 2007 was $6.0 million, representing an effective tax rate of 19.5% compared to 15.8% for the third quarter of 2006. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 3.7% increase in the effective tax rate is primarily due to changes in the overall mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the third quarter of 2007 of $27.4 million increased by 15% compared to net income of $23.9 million for the third quarter of 2006. Positive contributions of $4.7 million arose from reductions of $2.5 million in general and administrative expenses, $1.1 million in net interest expense and $1.1 million in income tax expense. These amounts were partially offset by an overall negative contribution of $1.2 million from a $0.6 million reduction in revenues, a $0.5 million increase in depreciation and amortization and a $0.1 million decrease in gains from the disposal of real estate.

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per share information)	2007	2006	Change
Net income	$27,413	$23,868	15%
Add back (deduct):
Depreciation and amortization	10,434	9,914	5%
Future income tax expense (recovery)	(494)	1,269	N/M
Gain on disposal of real estate, net of income tax	(61)	(89)	N/M

FFO	$37,292	$34,962	7%

Basic and diluted FFO per share	$0.77	$0.72	7%

Average number of shares outstanding (thousands)
Basic	48,324	48,295
Diluted	48,332	48,340

Excluding the $1.1 million current tax recovery in the third quarter of 2007 related primarily to the favourable tax reassessment discussed previously, FFO for the three months ended September 30, 2007 was $36.2 million, representing a 4% increase from FFO for the three months ended September 30, 2006. This increase in FFO is due to decreases of $2.5 million in general and administrative expenses and $1.1 million in net interest expense, partially offset by a $0.6 million reduction in revenues and a $1.8 million increase in current income tax expense.

MI Developments Inc.      2007    17

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q4'05	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07
FFO(1)	$28,743	$33,216	$36,047	$34,961	$33,934	$34,203	$31,282	$37,292
Diluted FFO per share(1)	$0.60	$0.69	$0.75	$0.72	$0.70	$0.71	$0.64	$0.77
Diluted shares outstanding	48,343	48,346	48,343	48,340	48,386	48,414	48,419	48,332

(1)
FFO for the fourth quarter of 2005 includes (i) $1.9 million ($1.2 million net of current income taxes) of costs incurred in association with the Company's defence against the Greenlight Litigation, and (ii) $0.6 million of costs in the fourth quarter associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina redevelopment efforts (the "Hurricane Katrina donation" — see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development" for further details). FFO for 2006 includes (i) a $0.7 million recovery ($0.4 million net of current income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Company's defence against the Greenlight Litigation, and (ii) a $2.4 million expense ($1.7 million net of current income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken. FFO for 2007 includes (i) $2.0 million ($1.8 million net of current income taxes) of costs in the second quarter associated with the Company's further Hurricane Katrina donation, (ii) a $2.1 million expense ($1.5 million net of current income taxes) in the second quarter in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, and (iii) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 relating to land sold in a prior year.

Annualized Lease Payments

Annualized lease payments, as at June 30, 2007	$165.0
Completed projects on-stream	1.0
Effect of changes in foreign currency exchange rates	7.1

Annualized lease payments, as at September 30, 2007	$173.1

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal period (see "GENERAL — Foreign Currencies" for further details).

Annualized lease payments at September 30, 2007 were $173.1 million, an increase of $8.1 million or 5% compared to $165.0 million at June 30, 2007. Foreign exchange had a $7.1 million positive impact to annualized lease payments, as the U.S. dollar continued to weaken against both the euro and the Canadian dollar. The completion of two Magna-related expansion projects in the third quarter of 2007 added an aggregate of 28 thousand square feet of leaseable area and increased annualized lease payments by $1.0 million.

The annualized lease payments by currency at September 30, 2007 and June 30, 2007 were as follows:

	September 30, 2007		June 30, 2007
euro	$70.1	40%	$66.5	40%
Canadian dollar	58.0	34	53.8	33
U.S. dollar	43.0	25	42.7	26
Other	2.0	1	2.0	1

	$173.1	100%	$165.0	100%

18    MI Developments Inc.      2007

Real Estate Business Results of Operations — Nine Months Ended September 30, 2007

Rental Revenue

Rental revenue, nine months ended September 30, 2006	$116.0
Completed projects on-stream	2.1
Contractual rent increases	1.1
Disposals and vacancies of income-producing properties	(1.0)
Increase in straight-line rent reduction adjustment	(0.3)
Effect of changes in foreign currency exchange rates	4.9

Rental revenue, Nine months ended September 30, 2007	$122.8

Foreign exchange had a $4.9 million positive impact on reported rental revenues, as the U.S. dollar continued to weaken, while other positive impacts to rental revenues were provided from completed projects brought on-stream and from contractual rent increases. As discussed previously, 28 thousand square feet of leaseable area were brought on-stream during 2007, contributing $0.1 million of revenue, and 0.8 million square feet of leaseable area were brought on-stream in 2006, contributing $2.0 million of additional revenue. Annual contractual rent increases contributed $0.7 million in additional revenue, while other contractual rent increases contributed $0.4 million.

Disposals and vacancies, resulting primarily from the activities discussed under the heading "REAL ESTATE BUSINESS — Magna Plant Rationalization", reduced rental revenues in the nine months ended September 30, 2007 by $1.0 million compared to the nine months ended September 30, 2006.

Interest and Other Income from MEC

Interest and other income from MEC decreased from $22.2 million in the nine months ended September 30, 2006 to $15.3 million in the nine months ended September 30, 2007. The decrease is primarily due to the repayment in November 2006 of the 2005 MEC Bridge Loan, which contributed $10.3 million in the first nine months of 2006, partially offset by $3.4 million of additional interest and other income from MEC in the first nine months of 2007 due to the increased level of borrowings under the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses increased by $2.9 million from $15.1 million in the prior year period to $18.0 million for the nine months ended September 30, 2007. General and administrative expenses for the first nine months of 2006 include (i) $2.4 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.6 million of costs incurred in association with the Company's defence against the Greenlight Litigation, which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. General and administrative expenses for the first nine months of 2007 include (i) $2.1 million of advisory and other costs in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (ii) $2.0 million of costs associated with the Hurricane Katrina donation, and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses increased marginally from $13.4 million in the prior year to $13.6 million in the nine months ended September 30, 2007.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 5% to $30.6 million in the nine months ended September 30, 2007 compared to $29.0 million in the nine months ended September 30, 2006, primarily due to new projects brought on-stream in 2006 and the impact of the weakening U.S. dollar.

MI Developments Inc.      2007    19

Interest Expense, Net

Net interest expense was $5.4 million in the nine months ended September 30, 2007 ($11.1 million of interest expense less $5.7 million of interest income) compared to $8.3 million for the nine months ended September 30, 2006 ($10.7 million of interest expense less $2.4 million of interest income). The $3.3 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan in November 2006. Foreign exchange increased interest expense by $0.3 million, as the Company's senior unsecured debentures are denominated in Canadian dollars.

Gain on Disposal of Real Estate

In the nine months ended September 30, 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties, compared to a $0.2 million gain on the sale of two income-producing properties in the nine months ended September 30, 2006 (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details).

Dilution and Other Gains

During the nine months ended September 30, 2007, the Real Estate Business recognized $0.7 million of net currency translation gains compared to currency translation gains of $1.9 million in the nine months ended September 30, 2006. These gains, which were previously included in the "accumulated comprehensive income" component of equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the nine months ended September 30, 2007, the Real Estate Business' income tax expense was $13.7 million, representing an effective tax rate of 15.9% compared to an effective tax rate for the nine months ended September 30, 2006 of 14.5%. The income tax expense for the nine months ended September 30, 2007 includes (i) the $1.6 million future tax recovery from the reduction in future tax rates discussed previously, (ii) the $1.1 million current tax recovery due primarily to the favourable tax reassessment discussed previously, and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate. The income tax expense for the nine months ended September 30, 2006 includes (i) a $2.1 million future tax recovery from a reduction in the Canadian future tax rate, and (ii) $0.1 million of income tax expense related to the gain on disposal of real estate. Excluding these items and the currency translation gains discussed previously, which are not subject to tax, the Real Estate Business' effective tax rate for the nine months ended September 30, 2007 was 18.9% compared to 17.2% for the nine months ended September 30, 2006. This 1.7% increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for the nine months ended September 30, 2007 of $72.6 million decreased by $2.6 million, or 3%, compared to net income of $75.2 million for the nine months ended September 30, 2006. The decrease from the prior year period resulted primarily from a $1.3 million reduction in dilution and other gains and increases of $2.9 million in general and administrative expenses, $1.6 million in depreciation and amortization and $1.0 million in income tax expense, partially offset by a $2.9 million reduction in net interest expense and a $1.3 million increase in the gain on disposal of real estate.

20    MI Developments Inc.      2007

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per share information)	2007	2006	Change
Net income	$72,576	$75,207	(3%	)
Add back (deduct):
Depreciation and amortization	30,581	29,025	5%
Future income tax expense	1,361	2,008	N/M
Gain on disposal of real estate, net of income tax	(1,089)	(95)	N/M
Dilution and other gains	(652)	(1,921)	N/M

FFO	$102,777	$104,224	(1%	)

Basic and diluted FFO per share	$2.12	$2.16	(2%	)

Average number of shares outstanding (thousands)
Basic	48,348	48,292
Diluted	48,369	48,343

Excluding the $1.1 million current tax recovery in the third quarter of 2007 related primarily to the favourable tax reassessment discussed previously, FFO of $101.7 million for the nine months ended September 30, 2007 represents a 2% reduction from FFO for the nine months ended September 30, 2006. This decrease in FFO is due primarily to increases of $2.9 million in general and administrative expenses and $2.4 million in current income tax expense, partially offset by a $2.9 million reduction in net interest expense.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2006	$159.2
Completed projects on-stream	1.0
Contractual rent increases	1.1
Disposals and vacancies of income-producing properties	(1.7)
Effect of changes in foreign currency exchange rates	13.5

Annualized lease payments, as at September 30, 2007	$173.1

Annualized lease payments at September 30, 2007 were $173.1 million, an increase of $13.9 million or 9% compared to $159.2 million at December 31, 2006. The continued weakening of the U.S. dollar resulted in a $13.5 million positive impact on the Real Estate Business' annualized lease payments. The completion of two Magna-related expansion projects in the third quarter of 2007 added an aggregate of 28 thousand square feet of leaseable area and increased annualized lease payments by $1.0 million. Annual contractual rent increases resulted in a $1.0 million increase in annualized lease payments, while other contractual rent increases resulted in a $0.1 million increase. Partially offsetting these positive contributions is a $1.7 million decrease in annualized lease payments resulting primarily from the activities discussed under the heading "REAL ESTATE BUSINESS — Magna Plant Rationalization".

The annualized lease payments by currency at September 30, 2007 and December 31, 2006 were as follows:

	September 30, 2007		December 31, 2006
euro	$70.1	40%	$65.6	41%
Canadian dollar	58.0	34	48.9	31
U.S. dollar	43.0	25	42.1	26
Other	2.0	1	2.6	2

	$173.1	100%	$159.2	100%

MI Developments Inc.      2007    21

Real Estate Business Statement of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $103.5 million in the nine months ended September 30, 2007 compared to $93.3 million in the nine months ended September 30, 2006. The increase is due to a $12.8 million increase in non-cash items (see note 13 to the unaudited interim consolidated financial statements for further details), partially offset by a $2.6 million decrease in net income.

For the nine months ended September 30, 2007, changes in non-cash balances provided $10.6 million of cash compared to $5.7 million of cash used by changes in non-cash balances in the nine months ended September 30, 2006 (see note 13 to the unaudited interim consolidated financial statements for further details).

Cash Used in Investing Activities

For the nine months ended September 30, 2007, the Real Estate Business, through the MID Lender, advanced $27.5 million ($10.8 million in the third quarter) to subsidiaries of MEC under the MEC Bridge Loan and MEC Project Financing Facilities and spent $106.0 million ($7.1 million in the third quarter) on real estate property expenditures, including approximately $89.1 million to acquire all of MEC's interests and rights in four real estate properties to be held for future development (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). These cash outflows were partially offset by $4.4 million ($2.1 million in the third quarter) of repayments under the MEC Project Financing Facilities and $6.3 million ($0.9 million in the third quarter) of proceeds on the sale of two income-producing properties (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details) and one property previously held for sale.

Cash Used in Financing Activities

In the nine months ended September 30, 2007, the Real Estate Business used $11.8 million (all in the third quarter) in conjunction with the purchase of the Company's Class A Subordinate Voting Shares for cancellation under a normal course issuer bid program (see "OUTSTANDING SHARES" for further details). The Company also paid dividends of $21.8 million ($7.3 million in the third quarter) and repaid $0.3 million ($0.1 million in the third quarter) of long-term debt related to mortgages payable on two income-producing properties. These uses of cash were partially offset by $1.1 million of cash generated from the issuance of 38,456 Class A Subordinate Voting Shares upon the exercise of stock options in the first quarter.

Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2007	December 31, 2006
Income-producing real estate properties	$1,303.3	$1,230.1
Properties held for development	226.1	115.9
Properties under development	5.3	0.7
Properties held for sale	1.4	1.9

Real estate properties, net	$1,536.1	$1,348.6

22    MI Developments Inc.      2007

Income-Producing Properties

At September 30, 2007, the Real Estate Business had 105 income-producing properties under operating leases, representing 27.2 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at September 30, 2007 was as follows:

	September 30, 2007	Percent of Total
Canada	$449.1	34%
Austria	384.0	29
U.S.	245.5	19
Germany	112.7	9
Mexico	75.8	6
Other countries	36.2	3

	$1,303.3	100%

Properties Held for Development

At September 30, 2007, the Real Estate Business had 2,222.4 acres of land with a book value of $226.1 million included in properties held for development compared to 1,748.2 acres of land with a book value of $115.9 million at December 31, 2006. Included in this amount is 790.7 acres of land in Simmesport, Louisiana purchased in 2005 for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts, with charitable funding coming from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation have been included in the Real Estate Business' "general and administrative" expenses in the nine months ended September 30, 2007.

Excluding the Louisiana lands, the Real Estate Business had 1,431.7 acres of land held for development with a book value of $223.7 million at September 30, 2007 compared to 957.5 acres of land with a book value of $113.5 million at December 31, 2006.

The increase in the book value of properties held for developments is primarily due to:

•
the acquisition of all of MEC's interests and rights in four real estate properties representing an aggregate of 459.7 acres of land for aggregate cash consideration of approximately $89.1 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details);

•
the reclassification of an income-producing property in Europe, including 10.3 acres of land (book value of $7.4 million at September 30, 2007), into properties held for development in anticipation that the property will be redeveloped for residential use (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details); and

•
a $10.8 million increase in book value due to the foreign exchange impact of the weakening U.S. dollar against the Canadian dollar and the euro at September 30, 2007 compared to December 31, 2006.

MI Developments Inc.      2007    23

Properties Under Development

At September 30, 2007, the Real Estate Business had two properties under development: one in Austria and one in Canada. These developments are expansions and renovations to existing facilities and will add 39 thousand square feet to the Real Estate Business' income-producing portfolio when completed. The total anticipated cost related to these projects is approximately $5.7 million, of which $5.3 million had been incurred as of September 30, 2007.

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park ($162.3 million and $34.2 million, respectively, plus costs and capitalized interest as discussed below) (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation). Upon MEC's sale of The Meadows in November 2006 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), that property was released as security under the Gulfstream Park project financing facility.

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the nine months ended September 30, 2007, $3.3 million of such payments were made. Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

24    MI Developments Inc.      2007

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,221 slot machines (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross- collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment) and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities, adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment.

At September 30, 2007, there were balances of $133.8 million, $24.8 million and $13.3 million due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $28.4 million was due under the Remington Park project financing facility. Subsequent to September 30, 2007, $0.3 million was advanced under the December 2006 slots tranche of the Gulfstream Park project financing facility.

2005 MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a bridge loan of up to $100.0 million expiring August 31, 2006 (the "2005 MEC Bridge Loan"). The amount of available funding under the 2005 MEC Bridge Loan was subsequently increased to $119.0 million and the term was extended to December 5, 2006. On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the 2005 MEC Bridge Loan. Accordingly, the 2005 MEC Bridge Loan was terminated.

MI Developments Inc.      2007    25

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eight thoroughbred racetracks, one standardbred (harness racing) racetrack, two racetracks that run both thoroughbred and quarterhorse meets and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Three of MEC's racetracks, Gulfstream Park, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. Pursuant to a joint venture with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 14 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. Under an agreement with CDI and Racing UK Limited, MEC is a partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw- based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks.

As discussed previously, MEC has announced that, pursuant to the MEC Debt Elimination Plan, it is pursuing the sale of certain real estate, racetracks and other assets as well as considering strategic transactions involving its other racing, gaming and technology operations (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Debt Elimination Plan" for further details).

Recent Developments and Current Initiatives

On August 16, 2006, MEC, along with CDI, joined the Empire Racing team ("Empire") in a bid to operate New York State's thoroughbred racetracks, including Saratoga, Belmont and Aqueduct. Empire, a group of New York horsemen and breeders, submitted on August 29, 2006 an application to secure the exclusive right to operate the three New York thoroughbred racetracks of the New York Racing Association ("NYRA") franchise (the "Franchise") upon its expiry at the end of 2007. On November 21, 2006, the Ad Hoc Committee on the Future of Racing recommended that Excelsior Racing Associates be granted the Franchise to operate the racetracks and on February 21, 2007, the Ad Hoc Committee released its final report. Shortly after that report's release, New York State's new Governor decided to create a panel to evaluate groups interested in taking over the Franchise. On September 4, 2007, the Governor released a statement regarding his formal recommendation that NYRA continue to operate the Franchise. On October 10, 2007, MEC withdrew as a member of Empire.

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On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club ("MJC"), MEC was granted an option to acquire the remaining minority interest in MJC, which was scheduled to expire on November 27, 2007. On September 24, 2007, MEC exercised this option and, on October 5, 2007, made the required payment of $18.3 million plus interest to certain companies controlled by Karin De Francis and Joseph De Francis, a member of MEC's Board of Directors. This obligation had previously been reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheets and was secured by letters of credit under the MEC Credit Facility. Also on September 24, 2007, termination payments totalling $3.8 million were made to Karin De Francis and Joseph De Francis pursuant to the terms of their respective employment agreements.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the competitor sites which are also licensed to offer alternative gaming, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question.

On November 15, 2006, MEC's wholly-owned subsidiary Gulfstream Park Racing Association Inc. ("GPRA") opened the Gulfstream Park Racing & Casino slots facility. The facility now offers 1,221 slot machines (516 of which were operational initially, with an additional 705 slot machines becoming operational on March 20, 2007) and poker. Under the original slots legislation, each qualifying facility is entitled to offer up to 1,500 Class III slot machines (increased to 2,000 by the new legislation discussed below), subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility is also subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. Under an August 9, 2006 agreement with the Florida Horsemen's Benevolent and Protective Association, the horsemen are entitled to purse contributions equal to 7.5% of GGR not exceeding $200.0 million and 12.6% of GGR in excess of $200.0 million on the first 1,500 gaming machines installed at Gulfstream Park. If 1,500 or more gaming machines are installed, purse contributions will be equal to 6.75% of GGR not exceeding $200.0 million and 12.6% of GGR in excess of $200.0 million. Under a November 23, 2005 agreement with the Florida Thoroughbred Breeders' and Owners' Association, the breeders are entitled to purse contributions of 0.75% of GGR not exceeding $200.0 million and 1.4% of GGR in excess of $200.0 million. Funding for the two phases of the slots facility has been provided by the two additional tranches of debt under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINES — Loans Receivable from MEC — MEC Project Financings"). On July 1, 2007, two pieces of legislation became effective, which MEC expects to benefit the operations at Gulfstream Park. First, Florida House Bill 1047 clarifies a number of provisions in the Florida Slot Machine Act with respect to the on-site availability of automated teller machines and cheque cashing services and hours of operations, and increases the number of permitted slot machines to 2,000. The second piece of legislation is SB 752, which is related to cardrooms and addresses hours of operations, bet limits, prizes and jackpot payouts, and the types of permitted card games. GPRA opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF has challenged the decision and filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court, which stayed the appellate court ruling pending its jurisdictional review of the matter. On

MI Developments Inc.      2007    27

September 27, 2007, the Florida Supreme Court ruled that the matter was not procedurally proper for consideration by the court. Its order effectively remanded the matter to the trial court for a trial on the merits. MEC has disclosed that it expects that a trial on the merits will likely take over a year to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review. At September 30, 2007, the carrying value of MEC's fixed assets related to the slots facility is approximately $32.0 million. If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

On September 13, 2007, Mr. Anthony Campbell was appointed as an independent member of MEC's Board of Directors. Mr. Campbell is a partner of Knott Partners Management, LLC, which has been a long-term investor in MEC and is one of MEC's largest institutional shareholders. Knott Partners Management, LLC currently holds approximately 3.4 million shares of MEC Class A Stock.

In June 2007, the Oregon Racing Commission, at the request of the Oregon Attorney General, temporarily revoked a rule permitting Instant Racing at Portland Meadows. MEC is evaluating this development and its investment in Portland Meadows, which may include the potential sale of its interest in this racetrack.

On June 22, 2007, Mr. Michael Neuman, MEC's former Chief Executive Officer, left MEC to pursue other opportunities. Until a replacement candidate is identified, Mr. Frank Stronach, MEC's current Chairman of the Board, has assumed the role of Interim Chief Executive Officer.

During the first six months of 2007, MID acquired all of MEC's interests and rights in four real estate properties, representing an aggregate of approximately 460 acres of development property, in return for aggregate cash consideration of approximately $89.1 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). Based on the fair values of the properties determined in conjunction with these transactions, MEC recognized an impairment loss of $1.3 million for one of these properties in the fourth quarter of 2006 and an aggregate $48.8 million gain on the disposal of three of the properties in the nine months ended September 30, 2007.

In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City and, collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". On November 15, 2006, MEC received approval from the City of Hallandale Beach, Florida for the development of The Village at Gulfstream Park™, and the groundbreaking for Phase 1 of the 60 acre, master planned lifestyle destination to be built around MEC's Gulfstream Park racetrack occurred in June 2007. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed. However, to September 30, 2007, MEC has not made any such contributions. At September 30, 2007, approximately $28.0 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank, as well as equity contributions from Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $2.8 million reflecting MEC's share of capital contributions in excess of $15.0 million. The Limited Liability Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, which were executed upon satisfaction of certain conditions. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until such time as the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent.

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On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess lands surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended. The first hearings on the merits of the petitioners' claims are scheduled for late April 2008. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To September 30, 2007, MEC has expended approximately $9.7 million on these development initiatives, of which $3.4 million was paid in the first nine months of 2007. These amounts have been included in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to September 30, 2007, no such payments have been made.

On May 18, 2007, ODS Technologies, L.P., doing business as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims has been filed on behalf of the defendants. At the present time, the final outcome related to this summons is uncertain.

On March 4, 2007, MEC announced that it had entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTVTM.. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI will exchange their respective horseracing signals. CDI racing content will be available for wagering through MEC-owned racetracks and simulcast-wagering facilities and through MEC's ADW platform, XpressBet®, and, similarly, MEC's horseracing content will be available for wagering through CDI racetracks and OTB facilities and through a CDI-owned ADW platform that was launched on May 2, 2007. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV™ to CDI. Both MEC and CDI are required to fund the operations of HRTV, LLC on a quarterly basis, in equal instalments until October 2009. MEC's share of the required capital contributions over this period is expected to be approximately $7.0 million, however, under certain circumstances, MEC may be responsible for additional capital commitments. In the nine months ended September 30, 2007, MEC contributed $0.3 million and $0.8 million to TrackNet Media and HRTV, LLC, respectively, in accordance with the respective agreements.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). As the U.S. Registration Statement has been declared effective by the SEC and the Canadian Prospectus has received a final receipt from the Canadian Securities Commissions, MEC will be able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of financing opportunities when and if deemed appropriate.

MI Developments Inc.      2007    29

On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Payments under the Meadows Holdback Note will be deferred until the opening of the permanent casino at The Meadows and to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note). Pursuant to a racing services agreement entered into by the parties on July 26, 2006, MEC is paying $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years. Based on the indemnification obligations and other terms contained in the Meadows Holdback Note, for accounting purposes, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations — Three Months Ended September 30, 2007

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the three months ended September 30, 2007 and 2006.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In the first nine months of 2007, MEC operated its largest racetracks for 30 fewer live race days compared to the prior year period, primarily due to a reduction in the number of live race days at Golden Gate Fields. MEC's other racetracks operated for 38 fewer live race days in the nine months ended September 30, 2007 compared to the prior year period, primarily due to planned reductions in live race days at Portland Meadows, Magna Racino™, Thistledown and The Meadows.

30    MI Developments Inc.      2007

Set forth in the following table is a schedule of MEC's actual live race days by racetrack for the first three quarters and awarded live race days for the fourth quarter of 2007 with a comparison to 2006.

	Q1 2007	Q1 2006	Q2 2007	Q2 2006	Q3 2007	Q3 2006	YTD 2007	YTD 2006	Awarded Q4 2007	Q4 2006	Total 2007(1)	Total 2006
Largest Racetracks
Santa Anita Park(2)	65	66	15	15	—	—	80	81	5	5	85	86
Gulfstream Park	73	71	15	16	—	—	88	87	—	—	88	87
Golden Gate Fields	26	40	35	25	—	29	61	94	36	12	97	106
Laurel Park	63	62	8	9	26	24	97	95	52	57	149	152
Lone Star Park	—	—	49	53	18	13	67	66	32	31	99	97
Pimlico Race Course	—	—	31	31	—	—	31	31	—	—	31	31

	227	239	153	149	44	66	424	454	125	105	549	559

Other Racetracks
The Meadows	62	64	64	49	30	49	156	162	39	46	195	208
Thistledown	—	—	54	55	54	61	108	116	28	40	136	156
Remington Park	14	14	36	36	36	34	85	84	34	34	119	118
Portland Meadows	30	39	11	13	—	—	41	52	34	34	75	86
Great Lakes Downs	—	—	27	31	51	52	78	83	21	18	99	101
Magna Racino™	2	3	9	14	9	13	20	30	5	10	25	40

	108	120	201	198	180	209	489	527	161	182	650	709

Total	335	359	354	347	224	275	913	981	286	287	1,199	1,268

(1)
Includes actual live race days for the three quarters of 2007 and awarded live race days for the fourth quarter of 2007.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 31 days in 2007 compared to 26 days in 2006.

MEC's total revenues in the third quarter of 2007 were $115.2 million, including $112.5 million from racing and gaming operations and $2.7 million from other operations. This compares to revenues of $114.9 million in the third quarter of 2006, which include $114.2 million from racing operations and $0.7 million from other operations.

The revenue decrease of $1.7 million, or 1%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's California operations being $13.1 million lower than in the prior year period, primarily due to the change in the racing calendar at Golden Gate Fields, which resulted in 29 fewer live race days in the third quarter of 2007; and

•
revenues in MEC's Northern U.S. operations being $2.3 million below the prior year period, primarily due to the planned reduction of 19 live race days at The Meadows, resulting from the demolition of the grandstand as part of the construction of the casino facilities by Millennium-Oaktree, and fewer live race days, lower handle and attendance at Thistledown;

partially offset by:

•
revenues in MEC's Florida operations being $10.9 million higher than in the prior year period, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $9.0 million of gaming revenues and additional food and beverage revenues in the third quarter of 2007;

•
revenues in MEC's Southern U.S. operations being above the prior year period by $2.1 million, primarily due to five additional live race days at Lone Star Park in the third quarter of 2007 due to excessive rains in June 2007, which cancelled days in the second quarter and shifted them to the third quarter of 2007; and

MI Developments Inc.      2007    31

•
MEC's PariMax revenues being $1.6 million higher than in the prior year as a result of additional revenue recognized from the acquisition in July 2006 by a wholly-owned subsidiary of MEC of the remaining 70% equity interest in AmTote (the "AmTote Acquisition"), partially offset by a $0.9 million reduction in revenues at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of a contract with a German television service.

The $2.0 million increase in revenue from other operations in the three months ended September 30, 2007 compared to the prior year is primarily due to increased sales of housing units at MEC's European residential development.

Purses, Awards and Other

Purses, awards and other expenses decreased 7% to $46.4 million in the third quarter of 2007 from $50.1 million in the third quarter of 2006, primarily due to decreased wagering at Golden Gate Fields, The Meadows and Thistledown, due to the reductions in live race days discussed previously, partially offset by increased wagering at Lone Star Park, due to five additional race days, and increased expenses due to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007. As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased from 59% in the third quarter of 2006 to 57% in the third quarter of 2007, primarily due to the change in the racing calendar at Golden Gate Fields, which had only inter-track wagering activity in the third quarter of 2007 compared to 29 days of live racing activity in the third quarter of 2006, and reduced carriage costs related to HRTV™.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by 8% to $73.4 million in the third quarter of 2007 compared to $67.7 million in the prior year period, primarily due to:

•
a $7.8 million increase in costs in MEC's Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility; and

•
a $1.4 million increase in costs related to the increased sales of housing units at MEC's European residential development discussed previously primarily due to a $0.9 million recovery from a contractor of warranty costs in the prior year period with respect to previously built housing units;

partially offset by a $3.9 million reduction in predevelopment and other costs, primarily due to:

•
a $2.1 million decrease in costs to pursue alternative gaming opportunities; and

•
a $1.5 million expense in the third quarter of 2006 relating to MEC's pursuit of certain financing initiatives.

As a percentage of total revenues, operating costs increased from 59% in the third quarter of 2006 to 64% in the third quarter of 2007, primarily due to higher costs incurred in relation to the casino operations at Gulfstream Park.

General and Administrative Expenses

MEC's general and administrative expenses were $20.0 million (17% of MEC's total revenues) in the third quarter of 2007 compared to $18.1 million (16% of MEC's total revenues) in the third quarter of 2006. The increase is largely attributable to an increase in MEC's corporate expenses, primarily due to $3.8 million of severance costs, partially offset by a reduction in general and administrative expenses at several of MEC's racetracks as a result of cost reduction initiatives.

32    MI Developments Inc.      2007

Depreciation and Amortization Expense

Depreciation and amortization increased from $11.4 million in the third quarter of 2006 to $11.7 million in the third quarter of 2007, primarily due to increased depreciation on the slots facility at Gulfstream Park, partially offset by reduced depreciation at Magna Racino™ resulting from the write-down of long-lived assets in the fourth quarter of 2006.

Interest Expense, Net

MEC's net interest expense for the third quarter of 2007 decreased by $3.4 million over the same period in the prior year to $13.4 million. The lower net interest expense is primarily attributable to the repayment of the 2005 MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under the MEC Credit Facility and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Project Financing Facilities and the MEC Bridge Loan and $0.5 million less of capitalized interest as no interest was capitalized in the third quarter of 2007.

Write-down of MEC's Long-lived Assets

During the third quarter of 2007, MEC recognized a non-cash impairment charge of $1.4 million in connection with the sales plan relating to real estate in Porter, New York (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan"), representing the excess of the carrying value of this property over its estimated fair value based on recent independent appraisals, less estimated selling costs.

Gain on Disposal of Real Estate

During the third quarter of 2007, MEC recognized a gain of $0.1 million in relation to an adjustment to the proceeds on the sale of its interests and rights in a 205 acre parcel of land located in Bonsall, California to MID (relating to an environmental holdback) in the second quarter of 2007 (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details).

Income Tax

MEC recorded an income tax recovery of $0.9 million on a loss before dilution and other gains, income taxes and minority interest of $51.0 million for the third quarter of 2007 compared to an income tax recovery of $0.8 million on MEC's loss before dilution and other gains, income taxes and minority interest of $49.1 million in the third quarter of 2006. The income tax recoveries for the third quarters of 2007 and 2006 relate primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations for the three months ended September 30, 2006 include the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $3.0 million in the third quarter of 2006. The Company recognized a minority interest recovery of $1.2 million for discontinued operations in the third quarter of 2006, resulting in income from discontinued operations of $1.8 million in the third quarter of 2006.

Net Loss

For the three months ended September 30, 2007, MEC's had a net loss of $29.2 million, compared to a net loss of $29.9 million in the three months ended September 30, 2006. These results include dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS" — Three Months Ended September 30, 2007". Excluding discontinued operations and disposal gains, the increase in the net loss in the third quarter of 2007 is primarily the result of a $2.1 million increase in operating loss, partially offset by a $0.9 million increase in the minority interest recovery.

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MEC Results of Operations — Nine Months Ended September 30, 2007

Basis of Presentation

The following discussion is based on MEC's results of operations included in the Company's consolidated statements of income (loss) for the nine months ended September 30, 2007 and 2006.

Revenues

MEC's total revenues for the nine months ended September 30, 2007 were $603.1 million, including $597.5 million from racing and gaming operations and $5.6 million from other operations. This compares to revenues of $578.0 million in the nine months ended September 30, 2006, which include $574.3 million from racing operations and $3.7 million from other operations.

The revenue increase of $23.2 million, or 4%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Florida operations being $30.8 million higher than in the prior year period, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $31.8 million of revenues in the first nine months of 2007, partially offset by reductions in wagering at Gulfstream Park, despite one additional live race day, caused, in part, by the limited access to automated teller machines and cheque cashing services on site at Gulfstream Park; and

•
MEC's PariMax revenues being $17.1 million higher than in the prior year as a result of $15.4 million of additional revenues recognized due to the AmTote Acquisition and $14.5 million of increased revenues at XpressBet® due to a 14% increase in handle compared to the prior year period, partially offset by a $2.7 million reduction in revenues at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of a contract with a German television service;

partially offset by:

•
revenues in MEC's California operations being $14.5 million lower than in the prior year period, primarily due to:

•
a reduction in live race days at Golden Gate Fields, whereby live race days decreased from 94 days in the first nine months of 2006 to 61 days in the first nine months of 2007; and

•
a decrease in attendance and lower levels of handle and gross wagering at Santa Anita Park resulting partially from one less live race day in the first nine months of 2007 compared to the first nine months of 2006, as well as a very strong meet in the prior year, which had record levels of attendance and wagering;

•
revenues in MEC's Northern U.S. operations being $5.4 million below the prior year period, primarily due to fewer live race days, lower handle and attendance at Thistledown and fewer live race days at The Meadows; and

•
the elimination of $2.8 million of inter-company revenues between business units in relation to AmTote being a wholly-owned subsidiary throughout 2007.

The $1.9 million increase in revenue from other operations in the nine months ended September 30, 2007 compared to the prior year is primarily due to increased sales of housing units at MEC's European residential development.

Purses, Awards and Other

Purses, awards and other expenses increased marginally to $287.4 million in the nine months ended September 30, 2007 from $287.1 million in the nine months ended September 30, 2006, primarily due to $21.8 million of expenses attributable to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007, partially offset by reduced costs from lower wagering at Golden Gate Fields, Gulfstream Park, MagnaBet™, Santa Anita Park, Thistledown and The Meadows for reasons noted above and the intercompany elimination (as a result of the AmTote Acquisition) of tote fees paid by MEC's racetracks to AmTote.

34    MI Developments Inc.      2007

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased marginally to 60% in the nine months ended September 30, 2007 compared to 61% in the same period in 2006.

Operating Costs

Operating costs increased by $23.2 million, or 10%, to $255.8 million in the nine months ended September 30, 2007 compared to $232.6 million in prior year period, primarily due to:

•
a $20.5 million increase in costs in MEC's Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility;

•
a $6.1 million increase in costs in MEC's PariMax operations, primarily as a result of the AmTote Acquisition, partially offset by reduced costs at HRTV™ with the formation of the joint venture with CDI; and

•
a $0.8 million increase in costs related to MEC's European residential development, primarily due to the $0.9 million recovery of warranty costs in the prior year discussed previously;

partially offset by a $5.5 million reduction in predevelopment and other costs, primarily due to a $1.5 million expense in 2006 relating to MEC's pursuit of certain financing initiatives compared to $0.3 million in 2007, a $0.6 million recovery in 2007 of costs related to the Florida slots initiatives incurred in 2006, a $3.9 million decrease in costs to pursue alternative gaming opportunities and a $0.6 million decrease in costs related to development initiatives to enhance MEC's racing operations, partially offset by $0.8 million of costs in the first nine months of 2007 related to the Dixon Downs campaign.

As a percentage of total revenues, operating costs increased from 40% in the nine months ended September 30, 2006 to 42% in the nine months ended September 30, 2007, primarily due to higher costs incurred in relation to the casino operations at Gulfstream Park.

General and Administrative Expenses

MEC's general and administrative expenses were $56.8 million in the nine months ended September 30, 2007 compared to $52.3 million in the nine months ended September 30, 2006. The increase is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition, partially offset by a reduction in general and administrative expenses at several of MEC's racetracks as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses remained consistent at 9% in the nine months ended September 30, 2007 and 2006.

Depreciation and Amortization Expense

Depreciation and amortization increased from $32.0 million in the nine months ended September 30, 2006 to $32.7 million in the nine months ended September 30, 2007, primarily due to increased depreciation on the slots facility at Gulfstream Park, partially offset by reduced depreciation at Magna Racino™ resulting from the write-down of long-lived assets in the fourth quarter of 2006.

Interest Expense, Net

MEC's net interest expense for the nine months ended September 30, 2007 decreased by $7.4 million over the same period in the prior year to $39.3 million. The lower net interest expense is primarily attributable to the repayment of the 2005 MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under the MEC Credit Facility and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the MEC Project Financing Facilities and MEC Bridge Loan and $1.8 million of less capitalized interest as $0.4 million of interest was capitalized in the first nine months of 2007 compared to $2.2 million in the prior year.

Write-down of MEC's Long-lived Assets

As discussed previously, during the third quarter of 2007, MEC recognized a non-cash impairment loss of $1.4 million in connection with the sales plan relating to real estate in Porter, New York.

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Gain on Disposal of Real Estate

During the first nine months of 2007, MEC recognized a gain of $48.8 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details). In the first quarter of 2006, MEC recognized a gain of $2.9 million on the sale to Magna for cash consideration of $5.6 million of a real estate property held for sale and located in the United States.

Income Tax

MEC recorded an income tax provision of $0.3 million on a loss before dilution and other gains, income taxes and minority interest of $21.7 million for the nine months ended September 30, 2007 compared to an income tax provision of $1.5 million on MEC's loss before dilution and other gains, income taxes and minority interest of $69.9 million in the first nine months of 2006. The income tax expense for the nine months ended September 30, 2007 and 2006 relates primarily to certain U.S. operations that are not included in MEC's U.S. consolidated income tax return. The income tax expense for the first nine months of 2007 is also net of a $1.3 million recovery resulting from the de-recognition of certain future tax liabilities associated with MEC's interest and rights in two real estate properties sold to MID in the first quarter of 2007.

Discontinued Operations

discontinued operations for the nine months ended September 30, 2006 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, and as discussed previously, the operations of the Magna Golf Club and the operations of the Fontana Golf Club. As disclosed in note 3 to the unaudited interim consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $2.2 million for the nine months ended September 30, 2006. The Company recognized a minority interest recovery of $0.9 million for discontinued operations in the nine months ended September 30, 2006, resulting in a loss from discontinued operations of $1.3 million in the nine months ended September 30, 2006.

Net Income (Loss)

For the nine months ended September 30, 2007, MEC had net income of $8.1 million compared to a net loss of $42.8 million in the nine months ended September 30, 2006. These results include dilution and other gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS — Nine Months Ended September 30, 2007". Excluding discontinued operations and disposal gains, the $3.7 million decrease in net loss is the result of reductions of $2.3 million in operating loss and $1.2 million in income tax expense and a $0.4 million increase in the minority interest recovery, partially offset by a $0.2 million lower dilution gain.

MEC Statement of Cash Flows

Cash Used in Operating Activities

MEC used $38.6 million of cash in operations before changes in non-cash balances in the nine months ended September 30, 2007 compared to $24.2 million of cash used in the nine months ended September 30, 2006. The $14.4 million increase in cash used is due to the $49.6 million improvement in net income from continuing operations being driven by a $64.0 million improvement in the contribution to net income from non-cash items (see note 13 to the unaudited interim consolidated financial statements for further details).

In the nine months ended September 30, 2007, $12.1 million of cash was used by changes in non-cash balances compared to $14.1 million of cash used in the prior year period (see note 13 to the unaudited interim consolidated financial statements for further details).

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Cash Provided by Investing Activities

For the nine months ended September 30, 2007, MEC generated $93.3 million ($2.7 million in the third quarter) of cash from the disposal of real estate properties and fixed assets, while $59.6 million ($20.1 million in the third quarter) was spent on real estate property and fixed asset additions, including $20.1 million on the Gulfstream Park casino facilities, $15.8 million on the installation of synthetic racing surfaces at Santa Anita Park and Golden Gate Fields, $5.4 million on capital improvements, $4.7 million on the Gulfstream Park redevelopment, $4.2 million at AmTote in the build of new terminals for new contracts and $9.4 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations.

Cash Used in Financing Activities

For the nine months ended September 30, 2007, MEC repaid $55.8 million of debt ($4.3 million in the third quarter), including $4.4 million ($2.1 million in the third quarter) under the MEC Project Financing Facilities. These cash outflows were partially offset by a net increase in bank indebtedness of $19.4 million ($25.2 million in the third quarter) and $30.8 million ($10.4 million in the third quarter of 2007) of cash generated from the issuance of debt, including $8.4 million of advances (net of related costs) from the MID Lender under the MEC Bridge Loan (see "SIGNFICANT EVENTS — MEC Bridge Loan) and $18.1 million of advances (net of related costs) from the MID Lender under the Gulfstream Park project financing facility ($5.5 million and $12.6 million under the July 2006 slots tranche and December 2006 slots tranche, respectively — see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") and $4.3 million of other long-term debt.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three and nine months ended September 30, 2007. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Three Months Ended September 30, 2007", "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Nine Months Ended September 30, 2007", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2007", and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Nine Months Ended September 30, 2007".

Three Months Ended September 30, 2007

Revenues

Consolidated revenues in the third quarter of 2007 increased by $2.6 million or 2% to $157.1 million compared to $154.5 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $2.3 million or 6% in the third quarter of 2007 compared to the same period in the prior year, primarily as a result of the impact of changes in foreign exchange rates. MEC's revenues increased by $0.3 million in the three months ended September 30, 2007 compared to the same period in the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006, increased revenues from the AmTote Acquisition, increased revenues from 5 additional live race days at Lone Star Park and increased sales of housing units at MEC's European residential development, partially offset by reduced revenues from 29 fewer live race days at Golden Gate Fields and fewer live race days, lower handle and attendance at Thistledown.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by 1% to $178.5 million in the third quarter of 2007 compared to $176.2 million in the prior year. Operating costs and expenses in the Real Estate Business decreased to $16.6 million in the three months ended September 30, 2007 compared to $19.7 million in the three months ended September 30, 2006. As discussed previously, general and administrative expenses decreased by $2.5 million, depreciation and amortization increased by $0.5 million and net interest expense decreased by $1.1 million.

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MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan) increased to $160.6 million in the three months ended September 30, 2007 compared to $155.2 million in the three months ended September 30, 2006, primarily due to increases of $5.8 million in operating costs and $2.2 million in general and administrative expenses and the $1.4 million non-cash write-down of MEC's long-lived assets in the third quarter of 2007, partially offset by a $3.7 million reduction in purses, awards and other costs.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Bridge Loan", "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" and "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details) from the consolidated results of operations resulted in $1.3 million of additional operating costs and expenses in the third quarters of both 2007 and 2006.

Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $0.1 million gain on the disposal of a property previously held for sale in the third quarter of 2007. The Real Estate Business recognized a net gain of $0.2 million on the disposal of two income-producing properties in the third quarter of 2006.

Dilution and Other Gains

During the third quarter of 2006, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 39,502 shares of MEC Class A Stock pursuant to stock-based compensation arrangements.

Income Tax

For the three months ended September 30, 2007, the Company recorded an income tax expense of $2.5 million against a loss from continuing operations before dilution and other gains, income taxes and minority interest of $21.3 million. By comparison, in the three months ended September 30, 2006, an income tax expense of $3.6 million was recorded against a loss from continuing operations before dilution and other gains, income taxes and minority interest of $21.5 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's operations resulted in a recovery of $20.9 million in the third quarter of 2007 compared to a recovery of $20.0 million in the third quarter of 2006. The increase in the minority interest recovery is due to the $2.0 million increase in MEC's loss from continuing operations, excluding the gain on disposal of real estate to the Real Estate Business and the effects of minority interest and dilution and other gains, in the third quarter of 2007 compared to the third quarter of 2006.

Discontinued Operations

As discussed previously, MEC had a $1.8 million loss from discontinued operations in the three months ended September 30, 2006 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2007 — Discontinued Operations" for further details).

Net Loss

The Company had a net loss of $2.8 million in the third quarter of 2007 compared to net loss of $6.8 million in the third quarter of 2006. The $4.0 million reduction in the net loss is comprised of the $3.6 million increase in the Real Estate Business' net income and the $0.7 million reduction in MEC's net loss, partially offset by the $1.0 million increase to the consolidated net loss relating to the elimination of the effects of transactions between the Real Estate Business and MEC in the third quarter of 2007 compared to a $0.7 million increase to the consolidated net loss in the third quarter of 2006.

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Nine Months Ended September 30, 2007

Revenues

Consolidated revenues in the first nine months of 2007 increased by $31.9 million or 5% to $725.9 million compared to $694.0 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $6.8 million or 6% in the first nine months of 2007 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream in 2006 and the impact of changes in foreign exchange rates. MEC's revenues increased by $25.0 million or 4% in the nine months ended September 30, 2007 compared to the same period in the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and increased revenues from the AmTote Acquisition, partially offset by reduced revenues from fewer live race days in the first nine months of 2007.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $32.6 million or 5% to $714.7 million in the first nine months of 2007 from $682.1 million in the prior year. Operating costs and expenses in the Real Estate Business increased to $54.0 million in the nine months ended September 30, 2007 compared to $52.4 million in the nine months ended September 30, 2006. As discussed previously, general and administrative expenses increased by $2.9 million, depreciation and amortization increased by $1.6 million and net interest expense decreased by $2.9 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan) increased to $657.3 million in the nine months ended September 30, 2007 compared to $627.1 million in the nine months ended September 30, 2006, primarily due to increases of $23.2 million in operating costs, $4.8 million in general and administrative expenses and $0.7 million in depreciation and amortization and the $1.4 million non-cash write-down of MEC's long-lived assets in the third quarter of 2007.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Acquisition of MEC Development Properties" for further details) from the consolidated results of operations resulted in $3.4 million of additional operating costs and expenses in the first nine months of 2007 compared to $2.6 million in the first nine months of 2006.

Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $1.5 million gain on the disposal of two income-producing properties and one property previously held for sale in the first nine months of 2007. In the nine months ended September 30, 2006, the Company recorded a $3.1 million net gain on the disposal of real estate properties, including $0.2 million recognized by the Real Estate Business on the disposal of two income-producing properties and one property held for sale and $2.9 million recognized on MEC's sale to Magna of a real estate property previously held for sale.

Dilution and Other Gains

During the nine months ended September 30, 2007, the Company recorded dilution and other gains of $0.7 million, consisting of a net $0.7 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a nominal dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 205,691 shares of MEC Class A Stock pursuant to stock-based compensation arrangements. Similarly, during the nine months ended September 30, 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 142,921 shares of MEC Class A Stock pursuant to stock-based compensation arrangements.

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Income Tax

For the nine months ended September 30, 2007, the Company recorded an income tax expense of $15.3 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $12.7 million. By comparison, in the nine months ended September 30, 2006, an income tax expense of $14.2 million resulted from income from continuing operations before income tax expense, minority interest and dilution and other gains of $15.1 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $30.0 million in the first nine months of 2007 compared to a recovery of $29.7 million in the first nine months of 2006. The increase in the minority interest recovery is due to the $0.6 million reduction in MEC's loss from continuing operations, excluding the gain on disposal of real estate (and related taxes) to the Real Estate Business and the effects of minority interest and dilution and other gains in the first nine months of 2007 compared to the first nine months of 2006.

Discontinued Operations

As discussed previously, MEC had a $1.3 million loss from discontinued operations in the nine months ended September 30, 2006 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Nine Months Ended September 30, 2007 — Discontinued Operations" for further details).

Net Income

The Company had net income of $28.0 million in the first nine months of 2007 compared to $31.3 million in the first nine months of 2006. The reduction in net income is comprised of the $2.6 million decrease in the Real Estate Business' net income and the $52.6 million reduction to consolidated net income relating to the elimination of the effects of transactions between the Real Estate Business and MEC in the first nine months of 2007 compared to a $1.1 million reduction to net income in the first nine months of 2006, partially offset by the $50.8 million increase in MEC's net income.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $102.8 million during the first nine months of 2007 and, at September 30, 2007, had cash and cash equivalents of $158.2 million and shareholders' equity of $1.6 billion. The Real Estate Business also had an available credit facility of $49.7 million. At September 30, 2007, the Real Estate Business remained in compliance with all of its debt agreements and related covenants.

The outstanding long-term debt in the Real Estate Business at September 30, 2007 was $269.8 million, which is comprised of $262.7 million of the Company's senior unsecured debentures and $7.1 million of mortgages payable on two properties.

At September 30, 2007, the Real Estate Business' debt to total capitalization ratio was 15%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

For details of the MEC Bridge Loan, the MEC Project Financings and the 2005 MEC Bridge Loan, refer to the sections entitled "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Bridge Loan" and "REAL ESTATE BUSINESS — Loans Receivable From MEC".

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During the nine months ended September 30, 2007, MEC extended the MEC Credit Facility maturity date from March 30, 2007 to January 31, 2008 and modified a financial performance maintenance covenant relating to earnings before interest, income taxes, depreciation and amortization. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or LIBOR plus 6%. Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At September 30, 2007, MEC had borrowed $15.0 under the MEC Credit Facility and had issued letters of credit totalling $24.7 million, such that $0.3 million was unused and available. At September 30, 2007, MEC was not in compliance with one of the financial covenants contained in the MEC Credit Facility agreement. A waiver for this financial covenant breach was obtained from the lender.

MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), had a $10.0 million revolving loan arrangement under its existing credit facility and a secured term loan facility with a U.S. financial institution, which were both scheduled to mature on October 8, 2007, but were amended and extended subsequent to September 30, 2007. The principal amendments to these facilities are (i) the extension of the maturity date for both facilities to October 31, 2012, (ii) the reduction of the amount available under the revolving loan facility from $10.0 million to $7.5 million, with a requirement for the revolving loan facility to be fully repaid for a period of 60 consecutive days during each year, and (iii) the increase of the amount available under the term loan facility from $60.0 million to $67.5 million, with a reduction in the monthly principal repayment amount to $0.4 million and a modification of certain financial covenants. Effective November 1, 2004, MEC entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under the term loan facility and, effective November 30, 2005, MEC entered into an interest rate swap contract and fixed the rate of interest at 7.1% per annum to October 8, 2007 on a notional amount of $10.0 million. In addition, MEC entered into an interest rate swap contract on each of March 1, 2007, April 27, 2007 and July 26, 2007, with each contract being effective on October 1, 2007 and fixing the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount of $10.0 million per contract. The revolving loan arrangement is guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. Borrowings under the revolving loan agreement bear interest at the U.S. prime rate. Borrowings under the term loan facility bear interest at LIBOR plus 2.0% per annum. The term loan facility is guaranteed by LATC and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with the MEC Credit Facility. At September 30, 2007, MEC had borrowings of $8.6 million under the revolving loan arrangement and $60.0 million was outstanding under the term loan facility.

On July 24, 2007, one of MEC's European subsidiaries amended and extended its 3.9 million euro bank term loan by increasing the amount available under the bank term loan to 4.0 million euros, bearing interest at the Euro Overnight Index Average ("EURONIA") plus 3.0% per annum (previously EURONIA plus 1.1% per annum), and extending the term to July 31, 2008. A European subsidiary of MEC has provided two first mortgages on real estate properties as collateral for this term loan facility. At September 30, 2007, 4.0 million euros ($5.7 million) was outstanding under the fully drawn bank term loan facility.

On May 11, 2007, AmTote completed a refinancing of its existing credit facilities with a new lender (the "AmTote Lender"). The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, and (iii) a $10.0 million term loan to finance up to 80% of eligible capital costs related to tote service contracts. The AmTote Credit Facility matures on May 11, 2008 and borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.5%. The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 2.8%. The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of stock of AmTote. At September 30, 2007, AmTote had borrowed $2.4 million under the AmTote Credit Facility

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such that $0.6 million of the AmTote Credit Facility was unused and available. At September 30, 2007, $3.5 million was outstanding under the $4.2 million term loan facility and there were no borrowings under the $10.0 million term loan facility. At September 30, 2007, MEC was not in compliance with one of the financial covenants contained in these arrangements. A waiver for this financial covenant breach was obtained from the AmTote Lender.

One of MEC's subsidiaries, Pimlico Racing Association, Inc. ("PRAI"), has a revolving term loan facility that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum, and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. At September 30, 2007, there were no borrowings on this facility as PRAI had made prepayments of $8.3 million and is permitted to re-borrow up to this amount.

One of MEC's European subsidiaries is party to a 15.0 million euro term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2% per annum and matures on December 31, 2007. At September 30, 2007, 15.0 million euros ($21.3 million) was outstanding under this fully drawn facility.

At September 30, 2007, MEC had cash and cash equivalents of $34.1 million, bank indebtedness of $25.9 million and shareholders' equity and minority interest totalling $392.2 million.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $193.0 million at September 30, 2007. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and meet its obligations with respect to secured and unsecured creditors, none of which is assured.

As discussed previously, on September 12, 2007, MEC's Board of Directors approved the MEC Debt Elimination Plan designed to eliminate net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million from the sale of assets, entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. In addition, to address immediate liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding, comprised of the MEC Bridge Loan and the FEL Equity Investment (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing"). Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. The unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

In order for MEC to fund operations and implement its strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to continue as a going concern, add alternative gaming to its racetracks where and when permitted, and improve and expand its operations as planned may be adversely affected.

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COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's commitments, contractual obligations, and contingencies, refer to notes 4, 7, 12, 15, 16 and 17 to the unaudited interim consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during the nine months ended September 30, 2007.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the sections entitled "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Bridge Loan" and "REAL ESTATE BUSINESS — Loans Receivable from MEC" and note 15 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX. Through October 3, 2007, the Company purchased 801,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $26.0 million (Cdn. $32.89 per share on a weighted average basis), of which $14.2 million was paid after September 30, 2007.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float. To date, the Company has purchased 24,300 Class A Subordinate Voting Shares for cancellation under this bid for cash consideration of $0.8 million (Cdn. $33.61 per share on a weighted average basis).

The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

As at the date of this MD&A, the Company had 46,995,264 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 8 to the unaudited interim consolidated financial statements.

DIVIDENDS

In March 2007, May 2007 and August 2007, the Company declared a quarterly dividend with respect to the three-month periods ended December 31, 2006, March 31, 2007, and June 30, 2007, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on or about April 15, 2007, June 15, 2007 and September 15, 2007, to shareholders of record at the close of business on March 30, 2007, May 31, 2007, and August 31, 2007, respectively. In respect of the three-month period ended September 30, 2007, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about December 15, 2007 to shareholders of record at the close of business on November 30, 2007.

MI Developments Inc.      2007    43

MID MANAGEMENT

On July 3, 2007, the Company's Board of Directors appointed Mr. Richard Smith to serve as Executive Vice-President and Chief Financial Officer. Mr. Smith replaces Mr. Robert Kunihiro, who resigned from his position on July 3, 2007.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2006. On a quarterly basis, the Company updates that disclosure for any material changes.

The Canadian Institute of Chartered Accountants issued three new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges". These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements. These new standards are required to be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006 and were adopted by the Company effective January 1, 2007. For further details of the impact of the Company's adoption of these new pronouncements, refer to note 2 to the unaudited interim consolidated financial statements.

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q4'05	Q1'06	Q2'06	Q3'06	Q4'06	Q1'07	Q2'07	Q3'07
Revenue:
Real Estate Business	$40,282	$43,739	$46,578	$47,874	$46,591	$44,758	$46,082	$47,316
MEC(1),(2)	126,297	279,890	183,225	114,933	132,875	284,189	203,688	115,201
Eliminations(3)	(3,809)	(6,396)	(7,528)	(8,292)	(7,033)	(4,862)	(5,082)	(5,392)

	$162,770	$317,233	$222,275	$154,515	$172,433	$324,085	$244,688	$157,125

Income (loss) from continuing operations:
Real Estate Business(4)	$19,003	$22,172	$29,167	$23,868	$23,303	$23,671	$21,492	$27,413
MEC(2),(5),(6)	(21,778)	2,918	(16,239)	(28,158)	(7,598)	33,604	3,663	(29,203)
Eliminations(3)	(1,455)	(508)	153	(748)	598	(33,992)	(17,600)	(1,028)

	$(4,230)	$24,582	$13,081	$(5,038)	$16,303	$23,283	$7,555	$(2,818)

Net income (loss):
Real Estate Business(4)	$19,003	$22,172	$29,167	$23,868	$23,303	$23,671	$21,492	$27,413
MEC(2),(5),(6),(7)	(23,687)	2,838	(15,658)	(29,930)	4,615	33,604	3,663	(29,203)
Eliminations(3)	(1,455)	(508)	153	(748)	598	(33,992)	(17,600)	(1,028)

	$(6,139)	$24,502	$13,662	$(6,810)	$28,516	$23,283	$7,555	$(2,818)

Basic and diluted earnings (loss) per share from continuing operations	$(0.09)	$0.51	$0.27	$(0.11)	$0.34	$0.48	$0.16	$(0.06)

Basic and diluted earnings (loss) per share	$(0.13)	$0.51	$0.28	$(0.14)	$0.59	$0.48	$0.16	$(0.06)

44    MI Developments Inc.      2007

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Three Months Ended September 30, 2007 — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 14 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for the fourth quarter of 2005 include (i) $1.9 million ($1.2 million net of income taxes) of costs incurred in association with the Greenlight Litigation, (ii) a $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property, (iii) a $0.6 million future tax recovery resulting from a change in the tax rate in Mexico, and (iv) $0.6 million ($0.4 million net of income taxes) of costs associated with the Company's Hurricane Katrina donation. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery in the second quarter from the reduction in the Canadian future tax rate, (iv) a $2.4 million expense ($1.7 million net of income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized upon reclassifying a property previously held for sale as an income-producing property. The Real Estate Business' results for 2007 include (i) $2.0 million ($1.2 million net of income taxes) of costs in the second quarter associated with the Company's further Hurricane Katrina donation, (ii) a $2.1 million expense ($1.5 million net of income taxes) in the second quarter in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (iii) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year, and (iv) a $1.6 million future tax recovery realized in the third quarter of 2007 from the reduction in the future tax rates in Germany, Canada and the United Kingdom.

(5)
MEC's net income (loss) from continuing operations and net income (loss) for 2006 include (i) a gain of $2.9 million ($1.7 million after related income taxes and minority interest expense) on the sale to Magna of a property held for sale in the first quarter, (ii) a $115.2 million gain ($67.3 million after the related minority interest expense) in the fourth quarter on the sale of The Meadows, and (iii) the impact of non-cash write-downs of MEC's long-lived assets of $77.4 million ($45.3 million after the related minority interest recovery). MEC's net income from continuing operations and net income for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), and (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter.

(6)
MEC's net income (loss) from continuing operations and net income (loss) are net of minority interest and dilution and other gains.

(7)
MEC's net loss for the fourth quarter of 2005 includes $2.7 million ($1.4 million after related income tax and minority interest recoveries) of non-cash write-downs in relation to MEC's racing licence assets used in discontinued operations. MEC's net income (loss) for 2006 includes (i) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, (ii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), and (iii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter.

MI Developments Inc.      2007    45

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2006. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. In addition, the MEC Bridge Loan is expected to be repaid through the sale of MEC assets as part of the MEC Debt Elimination Plan. If MEC is unable to sell assets in a timely manner or for the prices contemplated by the MEC Debt Elimination Plan, MEC may be unable to repay the MEC Bridge Loan by May 31, 2008 or at all, which could have a material adverse effect on MID's financial condition. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

46    MI Developments Inc.      2007

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2007

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
Revenues
Rental revenue	$41,924	$39,582	$41,924	$39,582	$—	$—
Racing and other revenue	115,201	114,933	—	—	115,201	114,933
Interest and other income from MEC (note 15)	—	—	5,392	8,292	—	—

	157,125	154,515	47,316	47,874	115,201	114,933

Operating costs and expenses
Purses, awards and other	46,378	50,107	—	—	46,378	50,107
Operating costs	73,428	67,677	—	—	73,428	67,677
General and administrative	25,628	25,951	4,362	6,893	20,014	18,072
Depreciation and amortization	22,083	21,272	10,434	9,914	11,724	11,395
Interest expense, net	9,567	11,169	1,857	2,925	13,351	16,737
Write-down of MEC's long-lived assets (note 4)	1,444	—	—	—	1,444	—

Operating income (loss)	(21,403)	(21,661)	30,663	28,142	(51,138)	(49,055)
Gain on disposal of real estate (note 15)	96	200	96	200	100	—
Dilution and other gains	—	28	—	—	—	28

Income (loss) before income taxes and minority interest	(21,307)	(21,433)	30,759	28,342	(51,038)	(49,027)
Income tax expense recovery) (note 11)	2,452	3,647	3,346	4,474	(894)	(827)
Minority interest	(20,941)	(20,042)	—	—	(20,941)	(20,042)

Income (loss) from continuing operations	(2,818)	(5,038)	27,413	23,868	(29,203)	(28,158)
Loss from discontinued operations (note 3)	—	(1,772)	—	—	—	(1,772)

Net income (loss)	$(2,818)	$(6,810)	$27,413	$23,868	$(29,203)	$(29,930)

Basic and diluted loss per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$(0.06)	$(0.11)
— Discontinued operations (note 3)	—	(0.03)

Total	$(0.06)	$(0.14)

Basic and diluted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)	48,324	48,295

See accompanying notes

48    MI Developments Inc.      2007

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Bussiness		Magna Entertainment Corp.
Nine Months Ended September 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
Revenues
Rental revenue	$122,820	$115,975	$122,820	$115,975	$—	$—
Racing and other revenue	603,078	578,048	—	—	603,078	578,048
Interest and other income from MEC (note 15)	—	—	15,336	22,216	—	—

	725,898	694,023	138,156	138,191	603,078	578,048

Operating costs and expenses
Purses, awards and other	287,433	287,102	—	—	287,433	287,102
Operating costs	255,810	232,617	—	—	255,810	232,617
General and administrative	78,153	69,664	18,017	15,105	56,799	52,331
Depreciation and amortization	63,123	60,880	30,581	29,025	32,690	31,955
Interest expense, net	28,747	31,801	5,405	8,265	39,332	46,777
Write-down of MEC's long-lived assets (note 4)	1,444	—	—	—	1,444	—

Operating income (loss)	11,188	11,959	84,153	85,796	(70,430)	(72,734)
Gain on disposal of real estate (note 15)	1,478	3,092	1,478	209	48,754	2,883
Dilution and other gains (note 10)	656	2,106	652	1,921	4	185

Income (loss) before income taxes and minority interest	13,322	17,157	86,283	87,926	(21,672)	(69,666)
Income tax expense (note 11)	15,339	14,204	13,707	12,719	301	1,485
Minority interest	(30,037)	(29,672)	—	—	(30,037)	(29,672)

Income (loss) from continuing operations	28,020	32,625	72,576	75,207	8,064	(41,479)
Loss from discontinued operations (note 3)	—	(1,271)	—	—	—	(1,271)

Net income (loss)	$28,020	$31,354	$72,576	$75,207	$8,064	$(42,750)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 5)
— Continuing operations	$0.58	$0.67
— Discontinued operations (note 3)	—	(0.02)

Total	$0.58	$0.65

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 5)
— Basic	48,348	48,292
— Diluted	48,369	48,343

See accompanying notes

MI Developments Inc.      2007    49

Consolidated Statements of Comprehensive Income (Loss)
(Refer to note 2 — Accounting Changes)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Net income (loss)	$(2,818)	$(6,810)	$28,020	$31,354
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes and minority interest (note 10)	(191)	—	(247)	—
Foreign currency translation adjustment, net of minority interest (note 10)	45,869	(3,719)	80,717	50,342
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 8)	(5,778)	—	(5,778)	—
Recognition of foreign currency translation gain in net income (note 10)	—	—	(652)	(1,921)

Comprehensive income (loss)	$37,082	$(10,529)	$102,060	$79,775

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Deficit, beginning of period	$(52,785)	$(75,850)	$(69,112)	$(99,527)
Net income (loss)	(2,818)	(6,810)	28,020	31,354
Dividends	(7,255)	(7,244)	(21,766)	(21,731)

Deficit, end of period	$(62,858)	$(89,904)	$(62,858)	$(89,904)

See accompanying notes

50    MI Developments Inc.      2007

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Business		Magna Entertainment Corp.
Three Months Ended September 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(2,818)	$(5,038)	$27,413	$23,868	$(29,203)	$(28,158)
Items not involving current cash flows (note 13)	1,245	3,772	10,149	6,967	(8,605)	(2,057)
Changes in non-cash balances (note 13)	6,350	9,108	2,476	2,128	3,159	6,506

Cash provided by (used in) operating activities	4,777	7,842	40,038	32,963	(34,649)	(23,709)

INVESTMENT ACTIVITIES
Acquisition of business,
net of cash acquired (note 3)	—	(9,347)	—	—	—	(9,347)
Property and fixed asset additions	(27,149)	(19,703)	(7,082)	(6,589)	(20,147)	(13,114)
Proceeds on disposal of real estate properties and fixed assets, net	3,529	3,752	927	3,099	2,702	653
Decrease (increase) in other assets	(696)	(438)	(4)	90	(692)	(528)
Loan advances to MEC, net	—	—	(10,780)	(7,684)	—	—
Loan repayments from MEC	—	—	2,065	1,600	—	—

Cash used in investment activities	(24,316)	(25,736)	(14,874)	(9,484)	(18,137)	(22,336)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	25,199	18,129	—	—	25,199	18,129
Issuance of long-term debt	205	6,927	—	—	205	6,927
Repayment of long-term debt	(2,316)	(2,592)	(109)	(91)	(2,207)	(2,501)
Loan advances from MID, net	—	—	—	—	10,148	6,272
Loan repayments to MID	—	—	—	—	(2,065)	(1,600)
Issuance of shares	—	855	—	855	—	—
Shares purchased for cancellation	(11,836)	—	(11,836)	—	—	—
Dividends paid	(7,255)	(7,244)	(7,255)	(7,244)	—	—

Cash provided by (used in) financing activities	3,997	16,075	(19,200)	(6,480)	31,280	27,227

Effect of exchange rate changes on cash and cash equivalents	4,506	(5)	4,300	202	206	(207)

Net cash flows provided by (used in) continuing operations	(11,036)	(1,824)	10,264	17,201	(21,300)	(19,025)

DISCONTINUED OPERATIONS
Cash used in operating activities	—	(6,677)	—	—	—	(6,677)
Cash provided by investing activities	—	46,056	—	—	—	46,056
Cash used in financing activities	—	(26,699)	—	—	—	(26,699)

Net cash flows provided by discontinued operations (note 3)	—	12,680	—	—	—	12,680

Net increase (decrease) in cash and cash equivalents during the period	(11,036)	10,856	10,264	17,201	(21,300)	(6,345)
Cash and cash equivalents, beginning of period	203,407	104,214	147,983	66,730	55,424	37,484

Cash and cash equivalents, end of period	$192,371	$115,070	$158,247	$83,931	$34,124	$31,139

See accompanying notes

MI Developments Inc.      2007    51

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2007	(restated — note 3) 2006	2007	2006	2007	(restated — note 3) 2006
OPERATING ACTIVITIES
Income (loss) from continuing operations	$28,020	$32,625	$72,576	$75,207	$8,064	$(41,479)
Items not involving current cash flows (note 13)	33,519	31,848	30,904	18,133	(46,708)	17,272
Changes in non-cash balances (note 13)	(994)	(18,014)	10,563	(5,656)	(12,101)	(14,059)

Cash provided by (used in) operating activities	60,545	46,459	114,043	87,684	(50,745)	(38,266)

INVESTMENT ACTIVITIES
Acquisition of business, net of cash acquired (note 3)	—	(9,347)	—	—	—	(9,347)
Property and fixed asset additions	(76,055)	(102,820)	(105,956)	(32,894)	(59,580)	(69,926)
Proceeds on disposal of real estate properties and fixed assets, net	11,859	17,977	6,321	8,921	93,252	9,056
Decrease (increase) in other assets	(1,731)	(2,242)	54	(867)	(1,785)	(1,375)
Loan advances to MEC, net	—	—	(27,463)	(69,808)	—	—
Loan repayments from MEC	—	—	4,425	3,400	—	—

Cash provided by (used in) investment activities	(65,927)	(96,432)	(122,619)	(91,248)	31,887	(71,592)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	40,940	18,129	—	—	40,940	18,129
Repayment of bank indebtedness	(21,515)	(5,500)	—	—	(21,515)	(5,500)
Issuance of long-term debt	4,345	12,134	—	—	4,345	12,134
Repayment of long-term debt	(51,647)	(12,765)	(298)	(267)	(51,349)	(12,498)
Loan advances from MID, net	—	—	—	—	26,477	66,849
Loan repayments to MID	—	—	—	—	(4,425)	(3,400)
Issuance of shares	1,058	855	1,058	855	—	—
Shares purchased for cancellation	(11,836)	—	(11,836)	—	—	—
Dividends paid	(21,766)	(21,731)	(21,766)	(21,731)	—	—

Cash provided by (used in) financing activities	(60,421)	(8,878)	(32,842)	(21,143)	(5,527)	75,714

Effect of exchange rate changes on cash and cash equivalents	7,919	2,752	7,799	3,156	120	(404)

Net cash flows used in continuing operations	(57,884)	(56,099)	(33,619)	(21,551)	(24,265)	(34,548)

DISCONTINUED OPERATIONS
Cash used in operating activities	—	(1,299)	—	—	—	(1,299)
Cash provided by investing activities	—	47,435	—	—	—	47,435
Cash used in financing activities	—	(32,427)	—	—	—	(32,427)

Net cash flows provided by discontinued operations (note 3)	—	13,709	—	—	—	13,709

Net decrease in cash and cash equivalents during the period	(57,884)	(42,390)	(33,619)	(21,551)	(24,265)	(20,839)
Cash and cash equivalents, beginning of period	250,255	157,460	191,866	105,482	58,389	51,978

Cash and cash equivalents, end of period	$192,371	$115,070	$158,247	$83,931	$34,124	$31,139

See accompanying notes

52    MI Developments Inc.      2007

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 15)		Real Estate Business		Magna Entertainment Corp.
As at	September 30, 2007	(restated — note 4) December 31, 2006	September 30, 2007	December 31, 2006	September 30, 2007	(restated — note 4) December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$192,371	$250,255	$158,247	$191,866	$34,124	$58,389
Restricted cash (note 15)	33,914	40,708	5,311	6,514	28,603	34,194
Accounts receivable	37,932	43,740	5,992	7,749	31,940	35,991
Loans receivable from MEC, net (note 15)	—	—	111,799	3,108	—	—
Due from MID (note 15)	—	—	—	—	5,314	6,648
Income taxes receivable	372	1,934	45	1,354	327	580
Prepaid expenses and other	19,891	16,044	1,823	966	18,748	15,304

	284,480	352,681	283,217	211,557	119,056	151,106
Real estate properties, net (note 6)	2,294,403	2,158,646	1,536,094	1,348,621	813,817	815,063
Fixed assets, net	85,943	93,406	474	554	85,469	92,852
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets	6,679	11,711	905	3,061	5,774	14,276
Loans receivable from MEC (note 15)	—	—	97,865	182,876	—	—
Deferred rent receivable	14,743	13,818	14,743	13,818	—	—
Future tax assets	51,283	52,038	6,063	7,277	45,220	44,761
Assets held for sale (note 4)	29,150	30,128	—	—	29,150	30,128

	$2,876,549	$2,822,296	$1,939,361	$1,767,764	$1,208,354	$1,258,054

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 7)	$25,940	$6,515	$—	$—	$25,940	$6,515
Accounts payable and accrued liabilities	146,919	157,274	26,909	13,317	120,010	143,957
Income taxes payable	11,239	7,083	11,239	7,083	—	—
Loan payable to MID, net (note 15)	—	—	—	—	110,120	3,108
Due to MEC (note 15)	—	—	5,314	6,648	—	—
Long-term debt due within one year (note 7)	53,000	86,155	469	378	52,531	85,777
Deferred revenue	4,971	8,311	1,845	2,451	3,491	6,098

	242,069	265,338	45,776	29,877	312,092	245,455
Long-term debt (note 7)	91,706	99,850	6,651	5,991	85,055	93,859
Senior unsecured debentures, net	262,709	226,596	262,709	226,596	—	—
Note obligations, net	214,416	215,830	—	—	214,416	215,830
Loans payable to MID, net (note 15)	—	—	—	—	93,426	182,876
Other long-term liabilities	16,117	15,787	—	—	16,117	15,787
Future tax liabilities	145,775	140,444	50,414	46,090	94,030	94,354
Liabilities related to assets held for sale (note 4)	1,047	1,047	—	—	1,047	1,047
Minority interest	153,064	180,108	—	—	153,064	180,108

	1,126,903	1,145,000	365,550	308,554	969,247	1,029,316

Shareholders' equity:
Share capital (note 8)	1,562,792	1,577,342
Contributed surplus (note 9)	9,119	2,667
Deficit	(62,858)	(69,112)
Accumulated comprehensive income (note 10)	240,593	166,399

	1,749,646	1,677,296	1,573,811	1,459,210	239,107	228,738

	$2,876,549	$2,822,296	$1,939,361	$1,767,764	$1,208,354	$1,258,054

Commitments and contingencies (note 16)
See accompanying notes

MI Developments Inc.      2007    53

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2007 and 2006 and for the three-month and nine-month periods ended September 30, 2007 and 2006 are unaudited)

1.     BASIS OF PRESENTATION

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna"). The Company also holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. At September 30, 2007, the Company owned approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock (see note 17 for details on the subsequent reduction of these figures). MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

(a)   Magna Entertainment Corp.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $193.0 million at September 30, 2007. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and meet its obligations with respect to secured and unsecured creditors, none of which is assured. During the nine months ended September 30, 2007, MEC sold all of its interests and rights in four real estate properties to MID for aggregate proceeds of approximately $89.1 million (note 15). On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million from the sale of assets (note 4), entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. In addition, to address immediate liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding, comprised of (i) a private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach, the Company's Chairman and the Chairman and Interim Chief Executive Officer of MEC (note 17); and (ii) a short-term bridge loan (the "MEC Bridge Loan") of up to $80.0 million from a wholly-owned subsidiary of MID ("the MID Lender") (note 15). Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  The uncertainty regarding MEC's ability to continue as a going concern does not impact the realization of the Company's assets and discharge of its liabilities in the normal course of business.

  MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results.

54    MI Developments Inc.      2007

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following Canadian generally accepted accounting principles ("GAAP") and the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2006.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2006, except as disclosed in note 2.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments necessary to present fairly the financial position at September 30, 2007 and 2006, and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2007 and 2006.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 14 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 15, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to reflect the restatement for MEC's discontinued operations (note 3(c)) and MEC's assets held for sale (note 4).

2.     ACCOUNTING CHANGES

The Canadian Institute of Chartered Accountants issued three new standards in January 2005 (which have since been further amended) in Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments — Recognition and Measurement", and 3865, "Hedges". These standards provide guidance for the recognition, classification and measurement of financial instruments in financial statements as follows:

•
All financial instruments, including derivatives, are to be included on a company's balance sheet and measured, either at their fair values or, under certain circumstances, at cost or amortized cost. The standards also specify when unrealized gains and losses as a result of changes in fair values are to be recognized in the consolidated statement of income (loss).

•
Existing requirements for hedge accounting are extended to comprehensively specify how hedge accounting should be performed.

•
Certain unrealized gains and losses arising from changes in fair value of financial instruments will be temporarily recorded outside the consolidated statement of income (loss) in "other comprehensive income (loss)".

These new standards are required to be adopted on a prospective basis for annual and interim periods in the first fiscal year beginning on or after October 1, 2006. In accordance with the prescribed transitional provisions, the Company adopted these standards effective January 1, 2007 without restatement of prior periods, except to classify the "currency translation adjustment" component of shareholders' equity as a component of "accumulated comprehensive income".

Under the new standards, all of the Company's consolidated financial assets must be classified as "held for trading", "held to maturity", "loans and receivables" or "available-for-sale" and all of the Company's consolidated financial liabilities must be classified as "held for trading" or "other financial liabilities". All of the Company's consolidated financial instruments are initially measured at fair value with subsequent measurement depending on the classification of each financial instrument.

MI Developments Inc.      2007    55

"Held for trading" financial assets, which include "cash and cash equivalents" and "restricted cash", are measured at fair value and all gains and losses are included in net income in the period in which they arise. "Loans and receivables", which include "accounts receivable" and certain "other assets" are recorded at amortized cost. The Company does not currently have any consolidated financial assets classified as "held to maturity" or "available for sale".

"Other financial liabilities", which include "bank indebtedness", "accounts payable and accrued liabilities", "dividends payable", current and non-current portions of "long-term debt", "senior unsecured debentures, net", and "note obligations, net" are recorded at amortized cost. The Company does not currently have any consolidated financial liabilities classified as "held for trading".

These standards had the following impact on the Company's unaudited interim consolidated financial statements upon adoption:

As at January 1, 2007	Increase (Decrease)
Assets
Real Estate Business — other assets — deferred financing costs (i)	$(2,216)
MEC — other assets — deferred financing costs (i)	(9,191)
MEC — other assets — interest rate swaps (iii)	439
Eliminations — other assets	5,626

Consolidated assets	$(5,342)

Liabilities
Real Estate Business — senior unsecured debentures (i)	$(2,216)
MEC — long-term debt due within one year (i)	(23)
MEC — note obligations (i)	(3,542)
MEC — loans payable to MID (i)	(5,626)
MEC — future tax liabilities (iii)	176
MEC — minority interest (iii)	109
Eliminations — loans payable to MID	5,626

Consolidated liabilities	(5,496)

Shareholders' equity
MEC — accumulated comprehensive income (ii), (iii)	154

Consolidated shareholders' equity	154

Consolidated liabilities and shareholders' equity	$(5,342)

(i)
Deferred Financing Costs

As permitted by the new standards, the Company's policy for the treatment of financing costs related to the issuance of debt is to present debt instruments on the consolidated balance sheet net of the related financing costs with the net balance accreting to the face value of the debt over its term. Prior to January 1, 2007, the Company included deferred financing costs on the consolidated balance sheet in "other assets".

(ii)
Other Comprehensive Income (Loss) and Accumulated Comprehensive Income

The new standards require the presentation of a new statement of comprehensive income (loss), which is comprised of net income, the net unrealized foreign exchange gain or loss for the period related to the Company's net investment in foreign operations and changes in unrealized gains or losses related to cash flow hedges. Similarly, these changes are required to be accumulated on the consolidated balance sheet in a separate component of shareholders' equity, "accumulated comprehensive income".

56    MI Developments Inc.      2007

(iii)
Hedging Derivative Financial Instruments

The new standards require all hedging derivative financial instruments to be recognized on the consolidated balance sheet at fair value.

The types of hedging relationships that qualify for hedge accounting have been specified under the new standards but do not have an impact on the Company's policies or criteria for the use of financial instruments and hedge accounting. A description of the Company's policies for the use of derivative financial instruments is included in notes 1 and 20 to the Company's consolidated financial statements for the year ended December 31, 2006. The new standards did not impact the accounting for the Company's use of derivative financial instruments at January 1, 2007 except as discussed below for interest rate swaps.

  Interest Rate Swaps

  MEC occasionally utilizes interest rate swap contracts as hedging instruments to hedge exposure to interest rate fluctuations on its variable rate debt. These swap contracts are accounted for using hedge accounting with the fair value of the hedging instrument being recognized on the Company's consolidated balance sheet. To the extent that changes in the fair value of the hedging instrument offsets changes in the fair value of the hedged item, they are recorded in "other comprehensive income (loss)" and "accumulated comprehensive income". Any portion of the change in fair value of the hedging instrument that does not offset changes in the fair value of the hedged item (the ineffectiveness of the hedge) is recorded directly in the consolidated statement of income (loss).

  For hedges that are discontinued before the end of the original hedge term, the unrealized gain or loss in "accumulated comprehensive income" is amortized in the consolidated statement of income (loss) over the remaining term of the original hedge. If the hedged item is sold or settled, the entire unrealized gain or loss is recognized in the consolidated statement of income (loss).

  On January 1, 2007, MEC's interest rate swaps were measured and recognized as an asset with a fair value of $439 thousand with a related future tax liability of $176 thousand and minority interest liability of $109 thousand, resulting in a net amount of $154 thousand being recorded in opening accumulated comprehensive income. This amount is expected to be reclassified to the consolidated statement of income over the year ended December 31, 2007.

3.     BUSINESS ACQUISITION AND DISPOSALS

(a)   Acquisition of AmTote

  On August 22, 2003, MEC Maryland Investments Inc. ("MEC Maryland"), a wholly-owned subsidiary of MEC, acquired a 30% interest in AmTote International, Inc. ("AmTote") for a total cash purchase price, including transaction costs, of $4.3 million. At the same time, MEC Maryland was also granted options to acquire the remaining 70% of AmTote.

  On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote for a total cash purchase price of $9.3 million, including transaction costs of $0.1 million, net of cash acquired of $5.5 million.

  AmTote is a provider of totalisator services to the North American pari-mutuel industry with service contracts with over 70 North American racetracks and other wagering entities.

  The purchase price has been allocated to the assets and liabilities acquired as follows:

Non-cash working capital	$1,203
Fixed assets	12,691
Other assets	127
Long-term debt	(1,470)
Other long-term liabilities	(980)
Future tax liabilities	(2,224)

Net assets acquired and total purchase price, net of cash acquired	$9,347

MI Developments Inc.      2007    57

(b)   Divestiture of The Meadows

  On November 14, 2006, MEC completed the sale of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each an MEC wholly-owned subsidiary through which MEC owned and operated The Meadows, MEC's standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree"). On closing, MEC received cash consideration of $171.8 million, net of transaction costs of $3.2 million, and a $25.0 million holdback note payable to MEC over a five-year period, subject to offset for certain indemnification obligations (the "Meadows Holdback Note"). Under the terms of the Meadows Holdback Note, MEC agreed to release the security requirement for the holdback amount, defer subordinate payments under the Meadows Holdback Note, defer receipt of holdback payments until the opening of the permanent casino at The Meadows and defer receipt of holdback payments to the extent of available cash flows (as defined in the terms of the Meadows Holdback Note), in exchange for Millennium-Oaktree providing an additional $25.0 million of equity support for PA Meadows, LLC. The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows for at least five years.

  MEC recognized a $115.2 million gain on this sale transaction in the fourth quarter of 2006. Based on the indemnification obligations and other terms pertaining to the Meadows Holdback Note, the Meadows Holdback Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

  MEC was required to use the proceeds from the sale of The Meadows to fully repay the bridge loan between the MID Lender and MEC (the "2005 MEC Bridge Loan" — note 15), to permanently pay down $39.0 million of the principal amount outstanding under MEC's senior secured credit facility with a Canadian financial institution (the "MEC Credit Facility" — note 7), to repay $2.0 million of the BE&K Loan (as defined in note 15) and to place $15.0 million into escrow with the MID Lender (note 15).

(c)   Discontinued Operations

  (i)
  On November 1, 2006, a wholly-owned subsidiary of MEC completed the sale of the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna, a related party, for a sale value of 30.0 million euros ($38.3 million), which included cash consideration of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt assumed by Magna. MEC recognized a gain on disposition of $20.9 million at the date of disposition.

  (ii)
  On August 25, 2006, a wholly-owned subsidiary of MEC completed the sale of the Magna Golf Club located in Aurora, Ontario to Magna, a related party, for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs. MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

  (iii)
  On May 26, 2006, MEC completed the sale of a restaurant and related real estate in the United States and received cash consideration of $2.0 million, net of transaction costs, and recognized a gain at the date of disposition of $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 7).

58    MI Developments Inc.      2007

  MEC did not have any assets or liabilities related to discontinued operations at September 30, 2007 or December 31, 2006. MEC's results of operations related to discontinued operations for the three and nine months ended September 30, 2006 are shown in the following table:

	Three Months Ended September 30, 2006	Nine Months Ended September 30, 2006
Revenues	$4,381	$13,909
Costs and expenses	3,759	10,584

	622	3,325
Depreciation and amortization	606	2,047
Interest expense, net	593	1,934
Impairment loss recorded on disposition	1,202	1,202

Loss before undernoted items	(1,779)	(1,858)
Gain on disposition	—	1,495

Loss before income taxes and minority interest	(1,779)	(363)
Income tax expense	1,254	1,813
Minority interest	(1,261)	(905)

Loss from discontinued operations	$(1,772)	$(1,271)

4.     ASSETS HELD FOR SALE

(a)
On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California, Ocala, Florida and Porter, New York and has begun activities to sell these properties, including listing each property for sale with a real estate services company.

  In accordance with the terms of the MEC Bridge Loan with the MID Lender, MEC is required to use the net proceeds from the sale of these properties to pay down principal amounts outstanding under the MEC Bridge Loan and the amount of such net proceeds will permanently reduce the committed amount of the MEC Bridge Loan.

  In connection with the sales plan relating to the Porter, New York real estate, MEC recognized a non-cash impairment loss of $1.4 million, which represents the excess of the carrying value over the estimated fair value of this property, less estimated selling costs.

(b)
In addition to the sale of real estate described in section (a) above, the MEC Debt Elimination Plan also contemplates the sale of real estate properties located in Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™. MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso"), respectively. MEC has also announced that it intends to sell Great Lakes Downs in Michigan (at which the 2007 meet will be the last meet run by MEC); Thistledown in Ohio; and its interest in Portland Meadows in Oregon. MEC has also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: the possible sale of Remington Park, a horseracing and gaming facility located in Oklahoma City; partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

MI Developments Inc.      2007    59

  At September 30, 2007, all of the criteria required to classify an asset as held for sale, or operations as discontinued operations (note 3), in accordance with GAAP were not met in relation to the assets and operations described in the preceding paragraph and, accordingly, these assets and operations continue to be classified as held and in use. Once the criteria to classify an asset as held for sale, or operations as discontinued operations, are met, these assets or operations will be reclassified to "assets held for sale" or "discontinued operations" as appropriate.

(c)
MEC's assets classified as held for sale and corresponding liabilities, related to the transactions described in section (a) above, at September 30, 2007, with comparative restatement as at December 31, 2006, are shown in the table below.

As at	September 30, 2007	December 31, 2006
ASSETS
Real estate properties, net
Dixon, California	$19,139	$18,711
Ocala, Florida	8,399	8,427
Porter, New York	1,612	2,990

	$29,150	$30,128

LIABILITIES
Future tax liabilities	$1,047	$1,047

5.     EARNINGS PER SHARE

Diluted earnings per share for the three-month and nine-month periods ended September 30, 2007 and 2006 are computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Income (loss) from continuing operations	$(2,818)	$(5,038)	$28,020	$32,625
Loss from discontinued operations	—	(1,772)	—	(1,271)

Net income (loss)	$(2,818)	$(6,810)	$28,020	$31,354

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,324	48,295	48,348	48,292
Stock options (thousands)	—	—	21	51

	48,324	48,295	48,369	48,343

Diluted earnings per Class A Subordinate Voting or Class B Share
— from continuing operations	$(0.06)	$(0.11)	$0.58	$0.67
— from discontinued operations	—	(0.03)	—	(0.02)

	$(0.06)	$(0.14)	$0.58	$0.65

The computation of diluted earnings per share for the three-month and nine-month periods ended September 30, 2007 excludes the effect of the potential exercise of 551,544 (2006 — 400,000) and 140,000 (2006 — 20,000) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

60    MI Developments Inc.      2007

6.     REAL ESTATE PROPERTIES

As at	September 30, 2007	(restated — note 4) December 31, 2006
Real Estate Business
Income-producing properties under operating leases
Land	$220,981	$206,990
Buildings, parking lots and roadways — cost	1,410,057	1,298,073
Buildings, parking lots and roadways — accumulated depreciation	(327,777)	(274,931)

	1,303,261	1,230,132

Development properties
Land and improvements	226,158	115,910
Properties under development	5,254	648

	231,412	116,558

Properties held for sale	1,421	1,931

	1,536,094	1,348,621

MEC
Revenue-producing racetrack properties
Land and improvements	198,302	208,355
Buildings — cost	637,576	631,495
Buildings — accumulated depreciation	(196,810)	(177,538)
Construction in progress	59,826	19,024

	698,894	681,336

Under-utilized racetrack properties	105,664	103,163

Development land and improvements	—	20,705

Revenue-producing non-racetrack properties
Land and improvements	4,496	6,521
Buildings — cost	4,850	3,410
Buildings — accumulated depreciation	(87)	(72)

	9,259	9,859

	813,817	815,063

Eliminations (note 15)	(55,508)	(5,038)

Consolidated	$2,294,403	$2,158,646

MI Developments Inc.      2007    61

7.     BANK INDEBTEDNESS AND LONG TERM DEBT

(a)
During the nine months ended September 30, 2007, MEC extended the maturity date of the $40.0 million MEC Credit Facility from March 30, 2007 to January 31, 2008 and modified a financial performance maintenance covenant relating to earnings before interest, income taxes, depreciation and amortization. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or the London Interbank Offered Rate ("LIBOR") plus 6%. Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At September 30, 2007, MEC had borrowed $15.0 million (December 31, 2006 — nil) under the MEC Credit Facility and had issued letters of credit totalling $24.7 million (December 31, 2006 — $24.7 million), such that $0.3 million (December 31, 2006 — $15.3 million) was unused and available. The weighted average interest rate on the loans outstanding under the MEC Credit Facility at September 30, 2007 was 9.3%.

  At September 30, 2007, MEC was not in compliance with one of the financial covenants contained in the MEC Credit Facility agreement. A waiver for this financial covenant breach was obtained from the lender.

(b)
MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), which owns and operates Santa Anita Park, has a $10.0 million revolving loan arrangement under its existing credit facility. The revolving loan arrangement was scheduled to mature on October 8, 2007, but was amended and extended on October 2, 2007 to October 31, 2012 (note 17). The revolving loan agreement is guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. At September 30, 2007, MEC had borrowed $8.6 million (December 31, 2006 — $6.5 million) under the revolving loan agreement. Borrowings under the revolving loan agreement bear interest at the U.S. prime rate. The weighted average interest rate on the borrowings outstanding under the revolving loan agreement at September 30, 2007 was 7.8% (December 31, 2006 — 8.3%).

(c)
On May 11, 2007, AmTote, MEC's wholly-owned subsidiary, completed a refinancing of its existing credit facilities with a new lender (the "AmTote Lender"). The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, and (iii) a $10.0 million term loan to finance up to 80% of eligible capital costs related to tote service contracts. The AmTote Credit Facility matures on May 11, 2008 and borrowings under the AmTote Credit Facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.5%. The $4.2 million term loan matures on May 11, 2011 and the $10.0 million term loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 2.8%. The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of stock of AmTote.

  At September 30, 2007, AmTote had borrowed $2.4 million under the AmTote Credit Facility, which is included in MEC's "bank indebtedness" on the Company's unaudited interim consolidated balance sheet, such that $0.6 million of the AmTote Credit Facility was unused and available. At September 30, 2007, $3.5 million was outstanding under the $4.2 million term loan facility, which is included in MEC's "long-term debt" on the Company's unaudited interim consolidated balance sheet, and there were no borrowings under the $10.0 million term loan facility. At September 30, 2007, the weighted average interest rates on the borrowings under the AmTote Credit Facility and the term loan were 8.2% and 8.5%, respectively.

  At September 30, 2007, MEC was not in compliance with certain of the financial covenants contained in the above arrangements with the AmTote Lender. A waiver for the financial covenant breach at September 30, 2007 was obtained from the AmTote Lender.

(d)
On July 24, 2007, one of MEC's European subsidiaries amended and extended its 3.9 million euro bank term loan by increasing the amount available under the bank term loan to 4.0 million euros ($5.7 million), bearing interest at the Euro Overnight Index Average rate plus 3.0% per annum, and extending the term to July 31, 2008. At September 30, 2007, this bank term loan facility was fully drawn.

62    MI Developments Inc.      2007

8.     SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares
					Total
				Stated Value
	Number	Stated Value	Number		Number	Stated Value
Shares issued and outstanding, December 31, 2005, March 31, 2006 and June 30, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909
Issued on exercise of stock options	30,000	1,043	—	—	30,000	1,043

Shares issued and outstanding, September 30, 2006	47,772,083	1,559,059	548,238	17,893	48,320,321	1,576,952
Issued on exercise of stock options	10,000	390	—	—	10,000	390
Shareholder conversion of Class B Shares to Class A Subordinate Voting Shares	825	27	(825)	(27)	—	—

Shares issued and outstanding, December 31, 2006	47,782,908	1,559,476	547,413	17,866	48,330,321	1,577,342
Issued on exercise of stock options	38,456	1,303	—	—	38,456	1,303

Shares issued and outstanding, March 31, 2007 and June 30, 2007	47,821,364	1,560,779	547,413	17,866	48,368,777	1,578,645
Shares purchased for cancellation	(485,700)	(15,853)	—	—	(485,700)	(15,853)

Shares issued and outstanding, September 30, 2007	47,335,664	$1,544,926	547,413	$17,866	47,883,077	$1,562,792

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX. During the three-month and nine-month periods ended September 30, 2007, the Company purchased 485,700 Class A Subordinate Voting Shares for cancellation for cash consideration of $15.4 million (Cdn. $32.58 per share on a weighted average basis), of which $3.6 million was paid after September 30, 2007. The purchase price in excess of the Company's historical Canadian carrying value of the shares purchased for cancellation was $6.2 million, which has been credited to "contributed surplus" (note 9). The purchase price in excess of the Company's U.S. historical reported carrying value of the shares purchased for cancellation, less the amount credited to "contributed surplus", resulted in a charge to "accumulated comprehensive income" of $5.8 million (note 10). The Company purchased a further 316,100 Class A Subordinate Voting Shares for cancellation under this bid subsequent to September 30, 2007 for cash consideration of $10.6 million (Cdn. $33.36 per share on a weighted average basis).

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float. The Company has purchased 24,300 Class A Subordinate Voting Shares for cancellation under this bid for cash consideration of $0.8 million (Cdn. $33.61 per share on a weighted average basis).

MI Developments Inc.      2007    63

The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition.

9.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Contributed surplus, beginning of period	$2,674	$2,342	$2,667	$2,112
Purchase price in excess of carrying value of
shares purchased for cancellation (note 8)	6,222	—	6,222	—
Stock-based compensation	223	58	475	288
Transfer to share capital on exercise of stock options	—	(188)	(245)	(188)

Contributed surplus, end of period	$9,119	$2,212	$9,119	$2,212

10.  ACCUMULATED COMPREHENSIVE INCOME

  Changes in the Company's accumulated comprehensive income are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Accumulated comprehensive income, beginning of period	$200,693	$159,100	$166,399	$106,960
Adjustment for change in accounting policy related to the fair value of interest rate swaps (note 2)	—	—	154	—
Change in fair value of interest rate swaps, net of taxes and minority interest	(191)	—	(247)	—
Foreign currency translation adjustment, net of minority interest (i)	45,869	(3,719)	80,717	50,342
Reversal of foreign currency translation gain related to shares purchased for cancellation (note 8)	(5,778)	—	(5,778)	—
Recognition of foreign currency translation gain in net income (ii)	—	—	(652)	(1,921)

Accumulated comprehensive income, end of period (iii)	$240,593	$155,381	$240,593	$155,381

(i)
During the three and nine months ended September 30, 2007 and the nine months ended September 30, 2006, the Company recorded unrealized foreign currency translation gains related to its net investments in currencies other than the U.S. dollar, primarily due to the strengthening of the euro and the Canadian dollar against the U.S. dollar. During the three months ended September 30, 2006, the Company recorded unrealized foreign currency translation losses related to its net investments in currencies other than the U.S. dollar, primarily due to the weakening of the euro against the U.S. dollar.

(ii)
Included in the Real Estate Business' "dilution and other gains" for the nine months ended September 30, 2007 is a $0.7 million currency translation gain (2006 — $1.9 million) realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations.

64    MI Developments Inc.      2007

(iii)
Accumulated comprehensive income consists of:

As at	September 30, 2007	December 31, 2006
Foreign currency translation adjustment, net of minority interest	$240,686	$166,399
Fair value of interest rate swaps, net of taxes and minority interest	(93)	—

	$240,593	$166,399

11.  INCOME TAXES

The Real Estate Business' income tax expense for the three and nine months ended September 30, 2007 includes a future tax recovery of $1.6 million realized from the reduction in future tax rates in Canada, Germany and the United Kingdom enacted in the third quarter of 2007.

The Real Estate Business' income tax expense for the nine months ended September 30, 2006 includes a future tax recovery of $2.1 million realized from the reduction in the future Canadian tax rate, enacted in the second quarter of 2006.

12.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At September 30, 2007, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

  Activity in the MID Plan was as follows:

	2007		2006
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	465,000	36.08	390,000	33.49
Granted	—	—	20,000	39.12
Exercised	(38,456)	32.19	—	—

Stock options outstanding, March 31 and June 30	426,544	36.43	410,000	33.77
Granted	125,000	32.21	—	—
Exercised	—	—	(30,000)	31.85
Forfeited	(35,000)	41.17	(60,000)	35.62

Stock options outstanding, September 30	516,544	35.09	320,000	33.60

Stock options exercisable, September 30	280,544	31.15	202,000	33.07

MI Developments Inc.      2007    65

  The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the Company's stock options.

  The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Risk-free interest rate	4.3%	—	4.3%	4.0%
Expected dividend yield	1.92%	—	1.92%	1.76%
Expected volatility of MID's Class A
Subordinate Voting Shares	18.9%	—	18.9%	21.3%
Weighted average expected life (years)	4	—	4	3.0
Weighted average fair value per option granted	$5.51	—	$5.51	$5.67

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional DSUs whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. During the nine months ended September 30, 2006, 11,715 DSUs were redeemed by a former director for $0.4 million.

  A reconciliation of the changes in DSUs outstanding is presented below:

	2007	2006
DSUs outstanding, January 1	27,319	23,092
Granted	4,241	3,984

DSUs outstanding, March 31	31,560	27,076
Granted	3,025	3,882
Redeemed	—	(11,715)

DSUs outstanding, June 30	34,585	19,243
Granted	3,568	4,350

DSUs outstanding, September 30	38,153	23,593

  During the three and nine months ended September 30, 2007, the Real Estate Business recognized stock-based compensation expense of $0.2 million (2006 — $0.3 million) and $0.8 million (2006 — $0.8 million), respectively, which includes nil (2006 — $0.2 million) and $0.3 million (2006 — $0.5 million), respectively, pertaining to DSUs.

66    MI Developments Inc.      2007

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000 and amended in 2007, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 9.2 million shares of MEC Class A Stock are available to be issued under the MEC Plan (note 17), of which 7.8 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.4 million are available for issuance pursuant to any other type of award under the MEC Plan.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which awards performance shares of MEC Class A Stock (the "2005 Performance Share Awards") as contemplated under the MEC Plan. The number of shares of MEC Class A Stock underlying the 2005 Performance Share Awards was based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of the stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. The 2005 Performance Shares Awards vested over a six or eight month period to December 31, 2005 and were distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred in March 2006 and the second distribution date occurred in March 2007. At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards outstanding with a grant-date market value of either $6.26 or Cdn. $7.61 per share. During the year ended December 31, 2006, 131,751 (nine months ended September 30, 2006 — 115,408) 2005 Performance Share Awards were issued with a stated value of $0.8 million (nine months ended September 30, 2006 — $0.7 million), and 4,812 2005 Performance Share Awards were forfeited. During the nine months ended September 30, 2007, 62,908 2005 Performance Share Awards were issued with a stated value of $0.2 million. Accordingly, there are no 2005 Performance Share Awards remaining to be issued under the MEC Program at September 30, 2007.

  In 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 vest over a 12-month period to December 31, 2006 and were distributed, subject to certain conditions, prior to March 31, 2007 (the "2006 Performance Share Awards"). During the nine months ended September 30, 2006 and year ended December 31, 2006, 162,556 2006 Performance Share Awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share and 1,616 2006 Performance Share Awards were issued with a nominal stated value. During the year ended December 31, 2006, 42,622 (nine months ended September 30, 2006 — 12,490) 2006 Performance Share Awards were forfeited. During the nine months ended September 30, 2007, 111,841 2006 Performance Share Awards were issued with a stated value of $0.4 million and 6,477 2006 Performance Share Awards were forfeited. Accordingly, there are no 2006 Performance Share Awards remaining to be issued under the MEC Program at September 30, 2007.

  In the nine months ended September 30, 2007, MEC issued 30,941 (nine months ended September 30, 2006 — 25,896) shares of MEC Class A Stock with a stated value of $0.1 million (nine months ended September 30, 2006 — $0.2 million) to MEC's directors in payment of services rendered.

  MEC grants stock options ("MEC Stock Options") to certain directors, officers, key employees and consultants to purchase shares of MEC Class A Stock. All MEC Stock Options give the grantee the right to purchase MEC Class A Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, MEC Stock Options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of MEC Stock Options.

MI Developments Inc.      2007    67

  Activity in the MEC Plan was as follows:

	2007		2006
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
MEC Stock Options outstanding, January 1	4,905,000	6.08	4,827,500	6.14
Forfeited or expired	(166,000)	6.74	—	—

MEC Stock Options outstanding, March 31	4,739,000	6.06	4,827,500	6.14
Forfeited or expired	(25,000)	5.71	(64,000)	6.80

MEC Stock Options outstanding, June 30	4,714,000	6.07	4,763,500	6.13
Granted	390,000	3.20	—	—
Forfeited or expired	(14,000)	5.20	—	—

MEC Stock Options outstanding, September 30	5,090,000	5.85	4,763,500	6.13

MEC Stock Options exercisable, September 30	4,435,668	6.02	4,279,700	6.08

  The fair value of MEC Stock Options granted is estimated at the date of grant using the Black-Scholes option valuation model, which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC Stock Options (as described further in note 12(a)).

  The weighted average assumptions used in determining the fair value of the MEC stock options granted are shown in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Risk-free interest rate	4.2	—	4.2	—
Expected dividend yield	—	—	—	—
Expected volatility of MEC Class A Stock	55.9%	—	55.9%	—
Weighted average expected life (years)	5	—	5	—
Weighted average fair value per option granted	$1.36	—	$1.36	—

  During the three and nine months ended September 30, 2007, MEC recognized total stock-based compensation expense of $0.5 million (2006 — $0.4 million) and $0.7 million (2006 — $2.1 million), respectively relating to performance share awards, director compensation and stock options under the MEC Plan.

68    MI Developments Inc.      2007

13.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	(restated — note 3) 2006	2007	(restated — note 3) 2006
Real Estate Business
Straight-line rent adjustment	$150	$41	$387	$109
Stock-based compensation expense	226	265	763	763
Depreciation and amortization	10,434	9,914	30,581	29,025
Interest and other income from MEC	(156)	(4,402)	(299)	(11,876)
Gain on disposal of real estate	(96)	(200)	(1,478)	(209)
Future income taxes	(494)	1,269	1,361	2,008
Dilution and other gains	—	—	(652)	(1,921)
Other	85	80	241	234

	10,149	6,967	30,904	18,133

MEC
Stock-based compensation expense	463	380	735	2,069
Gain on disposal of real estate	(100)	—	(48,754)	(2,883)
Depreciation and amortization	11,724	11,395	32,690	31,955
Interest expense with MID	—	4,211	75	10,837
Amortization of debt issuance costs	752	1,579	1,678	5,331
Write-down of MEC's long-lived assets	1,444	—	1,444	—
Dilution and other gains	—	(28)	(4)	(185)
Future income taxes	(124)	139	(1,692)	(574)
Minority interest	(20,941)	(20,042)	(30,037)	(29,672)
Other	(1,823)	309	(2,843)	394

	(8,605)	(2,057)	(46,708)	17,272

Eliminations (note 15)	(299)	(1,138)	49,323	(3,557)

Consolidated	$1,245	$3,772	$33,519	$31,848

MI Developments Inc.      2007    69

(b)
Changes in non-cash balances:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	(restated — note 3) 2006	2007	(restated — note 3) 2006
Real Estate Business
Accounts receivable	$1,525	$(91)	$2,219	$(2,297)
Loans receivable from MEC	(128)	640	(128)	251
Prepaid expenses and other	(789)	1,197	(744)	(1,946)
Accounts payable and accrued liabilities	3,326	4,516	5,386	2,440
Income taxes	(439)	68	4,576	(991)
Deferred revenue	(1,019)	(4,202)	(746)	(3,113)

	2,476	2,128	10,563	(5,656)

MEC
Restricted cash	(6,842)	(7,532)	5,591	(6,540)
Accounts receivable	8,031	15,170	5,634	11,934
Prepaid expenses and other	1,210	(2,255)	(3,436)	(5,963)
Accounts payable and accrued liabilities	4,230	2,197	(17,995)	(9,413)
Income taxes	(932)	375	584	48
Loans Payable to MID	128	(640)	128	(251)
Deferred revenue	(2,666)	(809)	(2,607)	(3,874)

	3,159	6,506	(12,101)	(14,059)

Eliminations (note 15)	715	474	544	1,701

Consolidated	$6,350	$9,108	$(994)	$(18,014)

14.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management. As described in note 1, the Company's unaudited interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eight thoroughbred racetracks, one standardbred racetrack, two racetracks that run both thoroughbred and quarterhorse meets, and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Three of MEC's racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines. In

70    MI Developments Inc.      2007

addition, MEC operates off-track betting ("OTB") facilities, a United States based national account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. Pursuant to a joint venture with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing. Under an agreement with CDI and Racing UK Limited, MEC is a partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote, a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a lease agreement with MID (note 15), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes a residential development in Austria.

15.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   Bridge Loans and Project Financings

  On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with the MEC Bridge Loan of up to $80.0 million. The MEC Bridge Loan, together with a $20.0 million private placement of MEC Class A Stock to FEL (the "FEL Equity Investment" — note 17) is intended to provide immediate funding to MEC as it implements the MEC Debt Elimination Plan. MID also agreed to amend the MEC Project Financing Facilities (as defined below) by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date. Pursuant to a consulting agreement between MID and MEC, which requires MEC to reimburse MID for its expenses, MID management is assisting MEC in implementing the MEC Debt Elimination Plan.

  (i)
  MEC Bridge Loan

    The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements (note 16) between MEC and Forest City and Caruso.

    The MEC Bridge Loan has a maturity date of May 31, 2008 and bears interest at a rate per annum equal to LIBOR plus 10.0%. In the event MEC does not reach certain milestones in connection with the MEC Debt Elimination Plan, the then applicable interest rate on outstanding and subsequent advances under the MEC Bridge Loan increases by: (i) 1.0% from and after December 31, 2007 if MEC has not completed asset sales, entered into sales contracts approved by the MID Lender in respect of asset sales ("Approved Sales Contracts") or raised equity (excluding the FEL Equity Investment), yielding aggregate net proceeds of not less than $50.0 million that are payable to the MEC Bridge Loan; and (ii) 1.0% from and after February 29, 2008 if MEC has not entered into Approved Sales Contracts yielding aggregate net proceeds sufficient to repay the then current commitment in full.

MI Developments Inc.      2007    71

    The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

    The MEC Bridge Loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid cannot be re-borrowed.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and will receive an additional arrangement fee on February 29, 2008 of 1% of the then current commitment. The MID Lender will also receive an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan are paid by MEC.

    Pursuant to the terms of the MEC Bridge Loan, advances after January 15, 2008 are subject to the MID Lender being satisfied that the MEC Credit Facility will be further extended to at least April 30, 2008 or that a satisfactory refinancing of that facility has been arranged. In addition, the first advance that would result in the then outstanding loan amount under the MEC Bridge Loan exceeding $40.0 million is subject to the MID Lender being satisfied that MEC is in compliance with, can reasonably be expected to be able to implement, and is using all commercially reasonable efforts to implement, the MEC Debt Elimination Plan.

    At September 30, 2007, $9.3 million under the MEC Bridge Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's unaudited interim consolidated balance sheet, net of $2.3 million of unamortized deferred arrangement fees. MEC's current portion of "loans payable to MID, net" on the Company's unaudited interim consolidated balance sheet includes $8.8 million, net of $2.8 million unamortized deferred financing costs. This net balance is being accreted to its face value over the term to maturity of the MEC Bridge Loan.

  (ii)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park ($162.3 million and $34.2 million, respectively, plus costs and capitalized interest as discussed below) (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

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    Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the three and nine months ended September 30, 2007, $1.6 million and $3.3 million, respectively, of such payments were made. Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

    In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,221 slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park

MI Developments Inc.      2007    73

    project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities, adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment.

    At September 30, 2007, there were balances of $133.8 million (December 31, 2006 — $134.8 million), $24.8 million (December 31, 2006 — 19.4 million) and $13.3 million (December 31, 2006 — nil) due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $28.4 million (December 31, 2006 — $31.7 million) was due under the Remington Park project financing facility. The current portion of the MEC Project Financing Facilities included in the Real Estate Business' "loans receivable from MEC, net" at September 30, 2007 was $102.5 million (December 31, 2006 — $3.1 million), including the required $100.0 million repayment discussed above. The current and non-current portions of the MEC Project Financing Facilities of $101.3 million and $93.4 million, respectively, as reflected in MEC's "loans payable to MID, net" on the Company's unaudited interim consolidated balance sheet, are net of $1.1 million and $4.4 million, respectively, of unamortized deferred financing costs. These net balances are being accreted to their face values over the terms to maturity of the MEC Project Financing Facilities.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. In addition, in November 2006, MEC deposited into the Gulfstream Escrow sufficient proceeds from the sale of The Meadows to repay all remaining indebtedness under a loan from BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the "BE&K Loan"). At September 30, 2007, the amount held under the Gulfstream Escrow (including accrued interest) was $5.3 million (December 31, 2006 — $6.5 million). All funds in the Gulfstream Escrow are reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

  (iii)
  2005 MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with the 2005 MEC Bridge Loan of up to $100.0 million expiring August 31, 2006. The amount of available funding under the 2005 MEC Bridge Loan was subsequently increased to $119.0 million and the term was extended to December 5, 2006. On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the 2005 MEC Bridge Loan. Accordingly, the 2005 MEC Bridge Loan was terminated.

  Approximately $11.8 million of costs have been incurred, including $1.3 million and $1.6 million in the three and nine months ended September 30, 2007, respectively, in association with the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of the MEC Bridge Loan, each of the MEC Project Financing Facilities and the 2005 MEC Bridge Loan. At a consolidated level, such costs are charged to "general and administrative" expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the MEC Bridge Loan, the MEC Project Financing Facilities and the 2005 MEC Bridge Loan, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

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(b)   MEC Real Estate Acquired by MID

  During the first quarter of 2007, MID acquired all of MEC's interests and rights in three real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario, a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland and a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million and $35.0 million, respectively, for these interests and rights and granted MEC a profit participation right in respect of each property under which MEC is entitled to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

  During the second quarter of 2007, MID acquired all of MEC's interest and rights in a 205 acre parcel of land located in Bonsall, California for cash consideration of approximately $24.0 million. The property currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. This property is being held for future development and MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The term of the lease is three years, subject to early termination by either party on four months written notice.

  At the Real Estate Business and MEC segment levels, these transactions have been recognized at the exchange amount, resulting in MEC recognizing a gain in the three and nine months ended September 30, 2007 of $0.1 million and $48.8 million, respectively. The effects of these transactions are eliminated from the Company's unaudited interim consolidated results of operations and financial position, except that $1.8 million of costs incurred by the Real Estate Business and MEC in conjunction with these transactions have been included in the consolidated "general and administrative" expenses in the nine months ended September 30, 2007.

(c)   Hurricane Katrina Relief Effort

  In October 2005, the Real Estate Business purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. In the second quarter of 2007, the Real Estate Business committed to donating the remaining 741 acres of land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation have been included in the Real Estate Business' "general and administrative" expenses in the three and nine months ended September 30, 2007. At September 30, 2007, the Real Estate Business has accrued a liability of $2.4 million for the carrying value of the land to be donated. The founding members and officers of the not-for-profit organization are officers and employees of MID and Magna.

(d)   MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC used the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility (note 7).

(e)   MEC's Option to Acquire The Maryland Jockey Club

  On September 24, 2007, MEC exercised its option to acquire the remaining voting and equity interests in The Maryland Jockey Club, pursuant to an agreement with certain companies controlled by Joseph De Francis, a member of MEC's Board of Directors, and Karin De Francis. Under the terms of the option agreement, MEC paid $18.3 million plus interest on October 5, 2007. At September 30, 2007 and December 31, 2006, this obligation was reflected in MEC's "long-term debt due within one year" on the Company's unaudited interim consolidated balance sheets and was secured by letters of credit under the MEC Credit Facility (note 7).

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16.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. On October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007 and the Company expects the appeal hearing to take place in late January 2008. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal.

(c)
On May 18, 2007, ODS Technologies, L.P., doing business as TVG Network, filed a summons against MEC, HRTV, LLC and XpressBet, Inc. seeking an order that the defendants be enjoined from infringing certain patents relating to interactive wagering systems and an award of damages to compensate for the infringement. An Answer to Complaint, Affirmative Defences and Counterclaims have been filed on behalf of the defendants. At the present time, the final outcome related to this summons is uncertain.

(d)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(e)
The Company had $4.7 million (Real Estate Business — $3.7 million; MEC — $1.0 million) of letters of credit issued with various financial institutions at September 30, 2007 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.3 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $24.7 million of letters of credit under the MEC Credit Facility (notes 7 and 17).

(f)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. At September 30, 2007, these indemnities amounted to $6.1 million with expiration dates through 2008.

(g)
At September 30, 2007, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $3.1 million (Real Estate Business — $0.9 million; MEC — $2.2 million).

(h)
At September 30, 2007, one of MEC's wholly-owned subsidiaries, SAC, entered into three interest rate swap contracts, one on March 1, 2007, one on April 27, 2007 and one on July 26, 2007, all with an effective date of October 1, 2007, which fix the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount per contract of $10.0 million of the outstanding balance under SAC's term loan facility.

(i)
On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTV™. TrackNet Media is the vehicle through which MEC and CDI horseracing content is made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI will

76    MI Developments Inc.      2007

  exchange their respective horseracing signals. On March 4, 2007, HRTV, LLC was created, with an effective date of April 27, 2007, in order to facilitate the sale of 50% of HRTV ™ to CDI. Both MEC and CDI are required to make quarterly capital contributions, on an equal basis, until October 2009 to fund the operations of HRTV, LLC, however, MEC may, under certain circumstances, be responsible for additional capital commitments. MEC's share of the required capital contributions to HRTV, LLC is expected to be approximately $7.0 million, of which $0.8 million has been contributed to September 30, 2007.

(j)
On November 15, 2006, MEC's wholly-owned subsidiary, Gulfstream Park Racing Association, Inc. ("GPRA"), opened the slots facility at Gulfstream Park, which now offers 1,221 slot machines, 516 of which were operational initially, with an additional 705 slot machines becoming operational on March 20, 2007. GPRA opened the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court, which stayed the appellate court ruling pending its jurisdictional review of the matter. On September 27, 2007, the Florida Supreme Court ruled that the matter was not procedurally proper for consideration by the court. Its order effectively remanded the matter to the trial court for a trial on the merits. MEC has disclosed that it expects that a trial on the merits will likely take over a year to fully develop and that it could take as many as three years to achieve a full factual record and trial court ruling for an appellate court to review. At September 30, 2007, the carrying value of MEC's fixed assets related to the slots facility is approximately $32.0 million. If the matter is ultimately decided in a manner adverse to MEC, a write-down of these fixed assets may be required.

(k)
In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City (collectively with MEC, the "Partnership Members") concerning the planned development of "The Village at Gulfstream Park™". That agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial use projects on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed. However, to September 30, 2007, MEC has not made any such contributions. At September 30, 2007, approximately $28.0 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded by a construction loan from a third party bank as well as equity contributions from Forest City. Included in MEC's "accounts payable and accrued liabilities" is an obligation of approximately $2.8 million reflecting MEC's share of capital contributions in excess of $15.0 million. The Limited Liability Company Agreement also contemplated additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement, all of which have been executed. Upon the opening of The Village at Gulfstream Park™, annual cash receipts (adjusted for certain disbursements and reserves) will first be distributed to Forest City, subject to certain limitations, until such time as the initial contribution accounts of the Partnership Members are equal. Thereafter, the cash receipts are generally expected to be distributed to the Partnership Members equally, provided they maintain their equal interest in the partnership. The annual cash payments made to Forest City to equalize the Partnership Members' initial contribution accounts will not exceed the amount of annual ground rent.

(l)
On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of The Shops at Santa Anita on approximately 51 acres of excess land surrounding Santa Anita Park. Westfield Corporation ("Westfield"), a developer of a neighbouring parcel of land, has challenged the manner in which the entitlement process for such development has proceeded. On May 16, 2007, Westfield commenced civil litigation in the Los Angeles Superior Court in an attempt to overturn the Arcadia City Council's approval and granting of entitlements related to the construction of The Shops at Santa Anita. In addition, on May 21, 2007, Arcadia First! filed a

MI Developments Inc.      2007    77

  petition against the City of Arcadia to overturn the entitlements and named MEC and certain of its subsidiaries as parties of interest. If either Westfield or Arcadia First! is ultimately successful in its challenge, development efforts could potentially be delayed or suspended. The first hearings on the merits of the petitioners' claims are scheduled for late April 2008. Under an April 2004 Letter of Intent, MEC is also exploring the possibility of a joint venture with Caruso to develop excess lands surrounding Golden Gate Fields. To September 30, 2007, MEC has expended $9.7 million on these development initiatives, of which $3.4 million was paid in the third quarter of 2007. These amounts have been included in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets. Under the terms of these arrangements, MEC may be responsible to fund additional costs. However, to September 30, 2007, no such payments have been made.

(m)
The Meadows (note 3) participates in a multi-employer defined benefit pension plan for which the pension plan's total vested liabilities exceed the plan's assets. An updated actuarial valuation is in the process of being obtained, however, based on allocation information currently provided by the plan, the portion of the estimated unfunded liability for vested benefits attributable to The Meadows is approximately $3.7 million. Effective November 1, 2007, the New Jersey Sports & Exposition Authority ("NJSEA") withdrew from this plan, and The Meadows is now the only participant. In light of the NJSEA's withdrawal from this plan, MEC is considering its options with respect to The Meadows' participation in this plan and has yet to determine whether The Meadows will also withdraw. As part of the indemnification obligations under the Meadows Holdback Note (note 3), a withdrawal liability that may be triggered if The Meadows decides to withdraw will be settled under the terms of the Meadows Holdback Note.

17.  SUBSEQUENT EVENTS

(a)
On October 2, 2007, SAC amended and extended its term and revolving loan arrangements with a U.S. financial institution. The principal amendments to the term and revolving loan agreements included reducing the amount available under the revolving loan facility from $10.0 million to $7.5 million, requiring the aggregate outstanding principal under the revolving loan facility to be fully repaid for a period of 60 consecutive days during each year, increasing the amount available under the term loan facility from $60.0 million to $67.5 million, reducing the monthly principal repayments under the term loan facility to $375 thousand, extending the maturity date for both facilities to October 31, 2012 and modifying certain financial covenants.

(b)
The closing of the FEL Equity Investment (note 15) occurred on October 29, 2007, with FEL purchasing 8,888,888 shares of MEC Class A Stock at a price per share of $2.25. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days commencing on September 13, 2007 (the date of announcement of the FEL Equity Investment); and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days immediately preceding September 13, 2007. The shares of MEC Class A Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the United States Securities Act of 1933, as amended. As a result of the FEL Equity Investment, MID's voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively. A dilution loss created by the FEL Equity Investment will be recorded by the Company in the fourth quarter of 2007.

(c)
On April 16, 2007, MEC filed with the Securities and Exchange Commission (the "SEC") a definitive Proxy Statement, which included a proposal for MEC's stockholder approval to increase the overall number of shares available for awards under the MEC Plan by 2,000,000 shares of MEC Class A Stock, which proposal was approved by MEC's stockholders on May 9, 2007. On October 31, 2007, MEC filed a registration statement on Form S-8 for the purpose of registering these additional 2,000,000 shares under MEC's currently effective registration statement on Form S-8, originally filed with the SEC on March 14, 2000. The original registration statement registered an aggregate of 8,000,000 shares of MEC Class A Stock under the MEC Plan (note 12).

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Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Don Cameron
Chief Operating Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Richard J. Smith
Executive Vice-President and Chief
Financial Officer
Robert S. Mintzberg
Vice-President and Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223
Transfer Agents and Registrars	Exchange Listings
Canada Computershare Trust Company of Canada 100 University Avenue	Class A Subordinate Voting Shares	– Toronto Stock Exchange (MIM.A) – New York Stock Exchange (MIM)
Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	Class B Shares	– Toronto Stock Exchange (MIM.B)
United States Computershare Trust Company N.A. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Investor Relations Queries	Publicly Available Documents
Richard J. Smith Executive Vice-President and Chief Financial Officer (905) 726-7507
Copies of the financial statements for the year ended December 31, 2006 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2007 THIRD QUARTER RESULTS